EXHIBIT 10.3

[NOTE: Certain information has been excluded from this exhibit because it is both (i) not material and (ii) would likely be competitively harmful if publicly disclosed.]

SHARE SALE AND PURCHASE AGREEMENT

between

CANAM OFFSHORE LIMITED
("Seller")

and

PTTEP HK OFFSHORE LIMITED

("Purchaser")

for the sale and purchase of the entire issued share capital of

MURPHY SARAWAK OIL CO., LTD.

and

MURPHY SABAH OIL CO., LTD.

dated 21 March 2019

__________

One Raffles Quay
#37-01 North Tower, Singapore 048583
+65 6507 3600 Tel   +65 6507 3650 Fax

Table of Contents

NOTE: Certain exhibits have been omitted  from this document pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits upon request by the SEC.

***** Indicates that commercial terms have been omitted.

†††††   Indicates that personal information has been omitted.

i

This Agreement is made on 21 March 2019 (the "Signing Date") by and between:

(1)    CANAM OFFSHORE LIMITED, a company organised under the laws of the Commonwealth of The Bahamas, and having a registered office at Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas ("Seller"); and

(2)    PTTEP HK OFFSHORE LIMITED, a company organised under the laws of Hong Kong, and having its registered office Room 1901, 19/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong ("Purchaser").

Seller and Purchaser are also individually referred to as a "Party" or collectively as "Parties".

RECITALS

(A)    Seller is the owner of the Sale Shares.

(B)    Seller has agreed to sell the Sale Shares to Purchaser and Purchaser has agreed to purchase the Sale Shares from Seller, for the consideration and upon the terms and subject to the conditions set out in this Agreement.

(C)    Guarantor and Seller’s Guarantor have agreed to enter into the Guarantee and Seller’s Guarantee, respectively, each in the Agreed Form, on the date of this Agreement.

Therefore, the Parties agree and enter into the following share sale and purchase agreement (the "Agreement"):

Section 1
Definitions

1.1    In this Agreement, the following capitalised words and terms shall have the meaning ascribed to them below:

    is the Adjustment Amount;

    is the number of days between the Effective Date and the Signing Date (including both days);

    the number of days from (but excluding) the Signing Date to (and including) the Closing Date;

    is the Pre-Signing Daily Rate Payment; and

    is the Post-Signing Daily Rate Payment;

"Adjustment Amount" means an amount calculated in accordance with the following formula:

Where:

AA    is the Adjustment Amount;

X    is the number of days between the Effective Date and the Signing Date (including both days);

Y    the number of days from (but excluding) the Signing Date to (and including) the Closing Date;

DRP1    is the Pre-Signing Daily Rate Payment; and

DRP2    is the Post-Signing Daily Rate Payment;

"Affiliate" means, with respect to a specified person, any other person that directly or indirectly controls or is controlled by, or is under common control with, the person specified. The term "person" for purposes of this definition shall also include any legal entity. The term "control" means the right to exercise directly or indirectly fifty percent (50%) or more of the voting rights attributable to the shares or other equity interest of that person, or with respect to any person, the possession directly or indirectly, of the power to direct or cause the direction of the management or policies of such person and the terms "controlling" and "controlled" shall be construed accordingly.  For the purposes of this Agreement, PTTEP shall be considered the ultimate controlling person of Purchaser, and neither the Government of Thailand nor any shareholder of PTTEP shall be considered an ‘Affiliate’ of Purchaser;

"Agreed Form" means in relation to any document, the form of that document which has been agreed between Seller and Purchaser;

"Agreed Interest" means interest calculated daily at a rate of LIBOR plus [*****] accruing daily and compounding monthly for the period from the due date for payment specified in this Agreement up to and including the date of payment;

"Agreement" has the meaning given to it in the introductory sentence after the Recitals;
"AML Laws" means any applicable directives, laws, rules, orders or regulations in relation to money laundering or terrorist financing;

"Anti-Corruption Laws" means (a) in relation to the Seller Group and the Sale Companies, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, Malaysian Anti-Corruption Commission Act 2009, and any applicable anti-bribery or anti-corruption law of the United States, Bahamas, or Malaysia; and (b) in relation to the Purchaser Group, the U.S. Foreign Corrupt Practices Act of 1977, Malaysian Anti-Corruption Commission Act 2009, and any applicable anti-bribery or anti-corruption law of China, Hong Kong, Malaysia, or Thailand, and in each case any other applicable directives, laws, rules, orders or regulations in relation to bribery or corruption and prohibits (i) the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or advisor of any person or (ii) the receiving of any gift, payment or other benefit from any person or any officer, employee, agent or advisor of any person;

"Appointing Authority" has the meaning given to it in Section 12.2(c);
"Base Consideration" means US$2,127,000,000;

"Block DW 2C JOA" means the joint operating agreement with respect to Block DW 2C between Carigali and Newfield Sarawak Malaysia Inc. dated 25 May 2004 as amended by (i) the amendment agreement between Carigali, Newfield Sarawak Malaysia Inc. and Mitsubishi Corporation dated 16 February 2007 and (ii) the novation and amendment agreement between Murphy Sarawak, Carigali, Mitsubishi Corporation and SapuraKencana Energy Sarawak Inc. dated 17 March 2015;

"Block DW 2C PSC" means the production sharing contract with respect to Block DW 2C between PETRONAS, Newfield Sarawak Malaysia Inc. and Carigali dated 25 May 2004 as amended by the amendment agreement between PETRONAS, Carigali, Newfield Sarawak Malaysia Inc. and Mitsubishi Corporation dated 16 February 2007;

"Block H GSA" means the gas sales agreement between PETRONAS, PETRONAS LNG Ltd, Carigali, Pertamina and Murphy Sabah dated 4 August 2015 as amended by the side letter between PETRONAS, PETRONAS LNG Ltd, Carigali, Pertamina and Murphy Sabah dated 16 January 2018;

"Block H JOA" means the joint operating agreement with respect to Block H between Esso Production Malaysia Inc. and Carigali dated 19 March 1997 as amended by (i) the supplemental agreement to the joint operating agreement between Esso Exploration and Production Sabah Limited, Carigali and Murphy Sabah dated 4 December 2000 and (ii) the novation and amendment agreement between Murphy Sabah, Carigali and Pertamina dated 16 December 2014;

"Block H PSC" means the production sharing contract with respect to Block H between PETRONAS, Esso Production Malaysia Inc. and Carigali dated 19 March 1997 as amended;

"Block K JOA" means the joint operating agreement with respect to Block K between Murphy Sabah and Carigali dated 27 January 1999 as amended by the novation and amendment agreement between Murphy Sabah, Carigali and Pertamina dated 16 December 2014;

"Block K PSC" means the production sharing contract with respect to Block K between PETRONAS, Murphy Sabah and Carigali dated 27 January 1999 as amended;

"Block K Tax Refund" means any refund, credit or repayment of Taxation (excluding goods and services tax), which is not a Purchaser’s Relief, received after Closing by Murphy Sabah in connection with the Block K PSC and in respect of an accounting period ending on or after 2011 but on or before the Locked Box Accounts Date;

"Block SK Tax Refund" means any refund, credit or repayment of Taxation (excluding goods and services tax), which is not a Purchaser’s Relief, received after Closing by Murphy Sarawak in connection with the Block SK 309 PSC and/or the Block SK 311 PSC and in respect of an accounting period ending on or after 2016 but on or before the Locked Box Accounts Date;

"Block SK 309 JOA" means the joint operating agreement with respect to Block SK 309 between Murphy Sarawak and Carigali dated 27 January 1999 as amended by the novation and amendment agreement between Murphy Sarawak, Carigali and Pertamina dated 16 December 2014;

"Block SK 309 PSC" means the production sharing contract with respect to Block SK 309 between PETRONAS, Murphy Sarawak and Carigali dated 27 January 1999 as amended;

"Block SK 311 JOA" means the joint operating agreement between Murphy Sarawak and Carigali with respect to Block SK 311 dated 27 January 1999 as amended by the novation and amendment agreement between Murphy Sarawak, Carigali and Pertamina dated 16 December 2014;

"Block SK 311 PSC" means the production sharing contract between PETRONAS, Murphy Sarawak and Carigali with respect to Block SK 311 dated 27 January 1999 as amended;

"Block SK 314A JOA" means the joint operating agreement with respect to Block SK 314A between Murphy Sarawak and Carigali dated 7 May 2013 as amended by the novation and amendment agreement between Murphy Sarawak, Carigali and Pertamina dated 16 December 2014;

"Block SK 314A PSC" means the production sharing contract with respect to Block SK 314A between PETRONAS, Murphy Sarawak and Carigali dated 7 May 2013 as amended;
"Block SK 405B JOA" means the joint operating agreement with respect to Block SK 405B between Murphy Sarawak, MOECO and Carigali dated 1 November 2017;
"Block SK 405B PSC" means the production sharing contract with respect to Block SK 405B between PETRONAS, Murphy Sarawak, MOECO and Carigali dated 1 November 2017;

"Business Day" means any day other than a Saturday, Sunday or any other day on which banks in Kuala Lumpur, Malaysia, Bangkok, Thailand or New York, United States of America, are generally closed for business;

"Carigali" means PETRONAS Carigali Sdn. Bhd.;
"Claim" means any claim by Purchaser arising out of a breach of a warranty, covenant, agreement or indemnity of Seller contained in this Agreement, other than an Excluded Claim;
"Closing" means the closing of the sale and purchase of the Sale Shares pursuant to Section 6;
"Closing Date" has the meaning given to it in Section 6.1;
"Closing Payment Amount" has the meaning given to it in Section 6.2(b);

"Closing Statement" means a completed closing statement showing calculation, as of the Closing Date, of the Closing Payment Amount, prepared by Seller in the form set out in Exhibit 3  (Adjustments to the Base Consideration – Closing Statement) and delivered to Purchaser pursuant to Section 6.2(a);

"Commercial Adjustment" means an amount equal to US$[*****];
"Conditions Precedent" has the meaning given to it in Section 5.1(a);
"Confidential Information" has the meaning given to it in Section 14.4(a);
"Confidentiality Agreement" means the confidentiality agreement between the Sale Companies and PTTEP dated 7 December 2018;
"ConocoPhillips" means ConocoPhillips Sabah Ltd.;
"Contingent Payment Amount" has the meaning given to it in Section 4.5(a);
"Contract Area" has the meaning given to it in each PSC in respect of each block;
"Contractor" means, at any time, the party or parties to a PSC or UUOA at that time (other than PETRONAS);

"Costs" means all costs (including legal and other professional fees and costs), expenses, penalties or fines, but excluding Indirect Losses except to the extent incurred to a third party in connection with a claim for which indemnification is available under this Agreement;

"[*****]" means: [*****];
"CRAC" means the Cost Recovery Appeal Committee established by PETRONAS;
"Crude Oil" has the meaning given to it in the PSCs;

"Crude Oil Offtake Agreements" means each of:

(a)    the Hengyuan Crude Oil Offtake Agreement;

(b)    the PTT International Kidurong Crude Oil Offtake Agreement;

(c)    the PTT International Kikeh Crude Oil Offtake Agreement;

(d)    the SIETCO Kidurong Crude Oil Offtake Agreement; and

(e)    the SIETCO Kikeh Crude Oil Offtake Agreement;

"Dangerous Substance" means any natural or artificial substance, emission, chemical, material or thing (whether in a solid, liquid, gas, vapour or other form) that is defined or regulated as or included in the definition of a "hazardous" or "toxic" substance, or as a "waste", "hazardous material", "extremely hazardous substance", "contaminant", "pollution" or words of similar meaning and regulatory effect under any applicable Environmental Law, or that is capable and/or deemed capable by law or regulation (alone or in combination) of causing harm to man or any other living organism or of damaging the Environment or public health or welfare (including Hydrocarbons and Hydrocarbon products, controlled, clinical, special or hazardous waste, polluting, toxic or harmful substances, radiation, noise, vibration, electricity and heat);

"Data Room" means the physical data room at Mandarin Oriental, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia;
"Data Room Information" has the meaning given to it in Section 11.2(a)(i);

"Decommissioning Liabilities" means any and all Liabilities and Costs howsoever arising (whether under Environmental Law, any Environmental Licence, the PSCs, the JOAs, the UUOAs, public, common, civil or international law or otherwise) directly or indirectly from, or in connection with, abandoning, dismantling, decommissioning, removing, disposing, recovering and/or making safe any or all of the Joint Property or any other property previously or currently owned, held, used, leased, operated or controlled under or in connection with the PSCs, the JOAs or the UUOAs (including any platforms, vessels, rigs, pipelines, wells, subsea equipment, drill cuttings, transportation facilities and all other plant, equipment, facilities, installations, structures, artificial islands, wells, boreholes, waste and other offshore and onshore installations and structures) and all associated equipment, infrastructure or installations and/or any part of the Environment associated with, connected to or impacted by the Joint Property (or any other property previously or currently owned, held, used, leased, operated or controlled under or in connection with the PSCs, the JOAs or the UUOAs) or otherwise impacted by the carrying on of activities at or with the Joint Property and/or pursuant to the PSCs, the JOAs or the UUOAs, including any liability for anticipated and/or necessary continuing insurance, maintenance and/or monitoring Costs or Liabilities and, in all cases, irrespective of when such Liabilities or Costs arose or were suffered or incurred and/or when the relevant action was taken;

"Deposit" has the meaning given to it in paragraph 7 of Exhibit 13 (Additional Signing Date Actions);

"Designated Expatriate Employees" means those employees of Seller and its Affiliates (excluding the Sale Companies) notified in writing by Seller to Purchaser prior to the Signing Date, to whom Purchaser is authorised to make an offer under the terms of Section 10.9;

"Determination" has the meaning given to it in Section 12.2(c);
"Development Plan" has the meaning given to the term “Development Plan” or “Field Development Plan”, as applicable, in the PSCs;

"Disclosure Letter" means the disclosure letter from Seller to Purchaser executed and delivered on the Signing Date immediately prior to the signing of this Agreement;
"Disclosure Letters" means the Disclosure Letter and the Supplemental Disclosure Letter;
"Dispute" has the meaning given to it in Section 14.9(b);
"East Patricia Field" means the gas field delineated in attachment 1 of the letter issued by PETRONAS dated 25 January 2010 approving the gas holding period for such field;
"Effective Date" means 00:00 hours Malaysia Standard Time on 1 January 2019;

"Employee" means an individual who is employed by either of the Sale Companies on the Signing Date; provided that, for the purposes of any provision having effect after Closing, an "Employee" shall be an individual employed by the Sale Companies at Closing and those Designated Expatriate Employees who accept the offer of employment specified in Section 10.9 and shall, for the avoidance of doubt, exclude any Murphy Employee and any Retained Employee(s);

"Employee Matters Hard Disk" has the meaning given to it in paragraph B.2 of the Disclosure Letter;

"Encumbrances" means any mortgage, charge, encumbrance, debenture, pledge, lien, option, claim, equitable right or interest, equity, royalty, net profit interest, production payment, earned interest, overriding royalty interest, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or any other security interest including retention arrangements and any agreement, arrangement or obligation to create any of the foregoing;

"Environment" means all or any of the following media, alone or in combination: air (including the air within buildings or other natural or man-made structures whether above or below ground), water (including water within buildings or other natural or man-made structures above or below ground, surface waters, underground waters, ground waters, inland waters, freshwater, coastal and seawater inside and outside of any territorial limits, international waters and territorial and controlled waters), land (including land beneath waters and the sea bed), flora, fauna and any living organisms supported by those media including man;

"Environmental Law" means any and all applicable laws, national, federal, provincial, state or local statutes, regulations, by-laws, directives and other secondary subordinate legislation, international treaties and conventions, civil and common law, notices under legislation, judgments, orders, decisions, interpretations of any laws by any regulatory authority and any codes or conventions of law and any guidelines and/or codes of practice for industry on decommissioning onshore and offshore installations and pipelines made under law and decommissioning programmes having effect from time to time in any relevant jurisdiction, and concerning or relating to:

(a)    the Environment, human health or welfare, the conditions of the workplace and/or worker or public health and safety;

(b)    emissions, discharges, releases or escapes into, or the presence in the Environment of any Dangerous Substance and/or the use, handling, generation, manufacturing, distribution, collection, transportation, storage, treatment and/or disposal of any Dangerous Substance;

(c)    the decommissioning, abandonment, removal or making safe of any property, infrastructure, installation or equipment (including but not limited to platforms, rigs, pipelines, wells, drill cuttings, transportation equipment and all other plant, equipment, facilities and offshore and onshore installations and structures);

(d)    any matter that is regulated, or could give rise to a liability, under any Environmental Law and/or Environmental Licence; and

(e)    any Remedial Action;

"Environmental Liabilities" means any and all Liabilities and Costs howsoever arising (whether under Environmental Law, any Environmental Licence, contract, any PSC, public, common, civil or international law or otherwise) directly or indirectly from, under or in connection with:

(a)    any Environmental Law and/or Environmental Licence;

(b)    the use, handling, generation, processing, distribution, collection, transportation, disposal, treatment, storage, recovery, deposit, emission, discharge, release, leakage, escape into or presence, of any Dangerous Substance in, on, at, under or from any Joint Property or any other property previously or currently owned, leased, occupied, used or controlled under any PSC, JOA or UUOA including platforms, rigs, pipelines, plant, machinery, wells (including well cuttings), equipment and transportation facilities and all other offshore and onshore installations or structures; and/or

(c)    any insurance deductible, maintenance and/or monitoring costs and/or any reinstatement or restoration of any land, foreshore or seabed (wherever situated) and/or Remedial Action;

"Environmental Licence" means any permit, licence, authorisation, permission, accreditation, consent, exemption or other approval required or existing in relation to any Joint Property (and any activities carried on, at or with such Joint Property) required under or in relation to any Environmental Law;

"Environmental Matters" means any matter or thing which relates to: the Environment, the presence, use, handling, manufacturing, generation, distribution, collection, transportation, storage, disposal, remediation, monitoring, clean-up or release of any Dangerous Substances, human health and safety and/or the conditions of the workplace, the protection of, and/or prevention of harm to, or otherwise to the protection of the Environment, the carrying out of any Remedial Action, and/or any matter or thing which is regulated under Environmental Law and/or any Environmental Licence;

"Estimated Working Capital Amount" has the meaning given to it in paragraph 1.1 of Exhibit 12 (Working Capital Adjustment);
"Excluded Asset" has the meaning given to it in Section 5.2(b);

"Excluded Claims" means:

(a)    any claim for indemnification pursuant to Sections [*****] and 3.5 (inclusive);

(b)    any Leakage claim pursuant to Section 4.4(b); and

(c)    any claim for indemnification pursuant to Exhibit 6  (Taxation);

"Exhibit" means any of the following exhibits to this Agreement:

(a)    Exhibit 1 Sale Company Participating Interests;

(b)    Exhibit 2 Particulars of the Sale Companies;

(c)    Exhibit 3 Adjustments to the Base Consideration – Closing Statement;

(d)    Exhibit 4 Material Contracts;

(e)    Exhibit 5 Material Agreements;

(f)    Exhibit 6 Taxation;

(g)    Exhibit 7 Employee Matters;

(h)    Exhibit 8 FPSO Charter Contract Guarantee;

(i)    Exhibit 9 FPSO O&M Agreement Guarantee;

(j)    Exhibit 10 Locked Box Accounts;

(k)    Exhibit 11 Transition Principles;

(l)    Exhibit 12 Working Capital Adjustment;

(m)   Exhibit 13 Additional Signing Date Actions; and

(n)    Exhibit 14 Presentations;

"Fairly Disclosed" means disclosed in sufficient detail to identify the nature of the matter disclosed and assess the scope and impact of such matter disclosed;
"Fixed Term Contract Offer" has the meaning given to it in Section 10.9;
"Fundamental Warranties" means Seller's warranties set out in Sections 7.3 and 7.5;
"GAAP" means U.S. generally accepted accounting principles, consistently applied;

"GK GSA" means the agreement in relation to the sale and purchase of associated gas from the Gumusut-Kakap field between PETRONAS, Carigali, Shell Petroleum, Sabah Shell, ConocoPhillips and Murphy Sabah dated 24 April 2014, as amended by the novation and amendment agreement between PETRONAS, Carigali, Shell Petroleum, Sabah Shell, ConocoPhillips, Murphy Sabah and Pertamina dated 16 December 2014;

"GK UUOA" means the Gumusut-Kakap field unitisation and unit operating agreement between Carigali, Murphy Sabah, Shell Petroleum, Shell Sabah and ConocoPhillips dated 3 July 2006 as amended by the novation and amendment agreement between Murphy Sabah, Carigali, Shell Petroleum, Sabah Shell, ConocoPhillips and Pertamina dated 16 December 2014;

"GK UUOA Voting Agreement" means the voting agreement between Murphy Sabah and Pertamina dated 18 December 2014;

"Governmental Entity" means any government entities, including any ministry, department, agency, regulator, political subdivision or instrumentality thereof (including PETRONAS), or any court of competent jurisdiction or other governmental authority (excluding, for the avoidance of doubt, Carigali);

"Gross Negligence or Wilful Misconduct" means, in respect of a person, any act or failure to act by that person intended to cause, or which was in reckless disregard of or wanton indifference to harmful consequence that such person knew, or should have known, such act or failure would have had on the safety or property of another person or entity, but shall not include any error of judgement or mistake made by such person in the exercise in good faith of any function, authority or discretion conferred on such person;

"Guarantee" means the deed of guarantee, in the Agreed Form, entered into between Guarantor and Seller on the date of this Agreement;

"Guarantor" means PTTEP International Limited, a company organised under the laws of Thailand, and having its registered office at Energy Complex Building A, Floor 6, 19-36, 555/1 Vibhavadi Rangsit Road, Chatuchak, Bangkok 10900, Thailand;

"Hard Disk" has the meaning given to it in paragraph B.1 of the Disclosure Letter;
"Hengyuan" means Hengyuan Refining Company Berhad;

"Hengyuan Crude Oil Offtake Agreement" means the crude oil term sales agreement with respect to Kikeh, Kimanis and Kidurong crude oil between Murphy Sabah, Murphy Sarawak and Hengyuan dated 31 May 2018;

"Hydrocarbons" means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof;
"Independent Expert" has the meaning given to it in Section 12.2(b);

"Indirect Losses" means punitive, exemplary, special, aggravated, consequential or indirect damages and losses, lost profits (whether direct or consequential), losses caused by business interruption, loss of revenue, loss of business or other opportunity and internal administration and overhead costs;

"Intellectual Property" means, in respect of a Sale Company, all intellectual property owned, used or required to be used by that Sale Company including any of the following:

(a)    patents, trade and service marks, registered and unregistered design rights and applications and rights to apply for any of the foregoing; Know How; copyrights, work of authorship and topography rights and all registrations, applications, renewals, extension and reversions of any of the foregoing; data base rights; trade, business, company names, get-up, logos, slogans, internet domain names and email addresses, and Software; formulae and inventions; trade secret rights, including all confidential information regarding non-public discoveries, concepts, ideas, manufacturing and production processes, models, simulations, process models, scheduling tools and models, blending tools and models, linear programme tools and models, process and operating manuals, research and development technology, formulae, inventions, compositions, processes, techniques, technical and engineering data / reports and information, procedures, designs, drawings, specifications and rights in Software to the extent any of the foregoing are contained or embodied in such Software;

(b)    rights in relation to any of the foregoing, including under a licence, agreement, contract, arrangement, consent, order or statute; and

(c)    all rights and forms of protection of a similar or analogous nature or having similar effect to any of the foregoing anywhere in the world, which now or in the future may subsist, including the right to sue for past infringements of any of the foregoing rights;

"Joint Account" has the meaning given to it in the JOAs;

"Joint Account Contract" shall mean any contract entered into by either of the Sale Companies in their capacity as Operators under the Joint Operating Agreements and for which expenditures thereunder are charged to the Joint Accounts;

"Joint Operating Agreements" or "JOAs" means each of:

(a)    the Block DW 2C JOA;

(b)    the Block H JOA;

(c)    the Block K JOA;

(d)    the Block SK 309 JOA;

(e)    the Block SK 311 JOA;

(f)    the Block SK 314A JOA; and

(g)    the Block SK 405B JOA;

"Joint Property" has the meaning given to it in the JOAs;
"JV Audit Findings Adjustment" means US$[*****];
"Kikeh FPSO Charter Contract" means the FPSO charter contract between Malaysia Deepwater Floating Terminal (Kikeh) Limited and Murphy Sabah dated 31 January 2005;
"Kikeh FPSO O&M Agreement" means the FPSO operating and maintenance agreement between Malaysia Deepwater Production Contractors Sdn. Bhd. and Murphy Sabah dated 31 January 2005;

"Kikeh GSA" means the gas sales agreement in relation to the sale and purchase of associated gas from Kikeh Oil Field between PETRONAS, Carigali and Murphy Sabah dated 23 February 2007 as amended by (i) the side letter between Murphy Sabah and Carigali dated 25 April 2007, as amended by the side letter between Murphy Sabah, Carigali and Pertamina dated 24 November 2015; (ii) the side letter between PETRONAS, Carigali and Murphy Sabah dated 22 July 2010 and (iii) the novation and amendment agreement between PETRONAS, Carigali, Murphy Sabah and Pertamina dated 16 December 2014;

"Know How" means all industrial and commercial information and techniques, (wherever situated) relating to the activities of the Sale Companies and in any form (including paper, electronically stored data, magnetic media, film and microfilm) including discoveries, improvements, designs, techniques, computer programs and test responses and other processes and information (including that comprised in or derived from formulae, techniques, designs, specifications, drawings, component lists, manuals, instructions and catalogues);

"Leakage" means any of the following to the extent undertaken by any Sale Company from the Locked Box Accounts Date up to and including the Closing Date, excluding any Permitted Leakage:

(a)    any (i) dividend, distribution of capital or income declared or made (whether in cash or in kind), and (ii) payments made in respect of any share capital, loans, debt or debt-like securities or other securities of a Sale Company being issued, redeemed, purchased, reduced, cancelled or repaid, or any other return of share or loan capital or any other relevant securities (whether by reduction of capital or otherwise), in each case whether directly or indirectly, by a Sale Company to or for the benefit of any member of Seller Group;

(b)    any waiver, discount, deferral or release by any Sale Company of any amount due or owed to that Sale Company by any member of the Seller Group;

(c)    any payments made (including bonuses and director's, management, monitoring, service, advisory and professional fees and expenses) directly or indirectly by a Sale Company to or for the benefit of (or assets transferred to or liabilities assumed, indemnified or incurred for the benefit of) any member of the Seller Group;

(d)    any assumption of any liability by, or increase of any liability of, a Sale Company owed to, or incurred for the benefit of any member of the Seller Group, in each case without payment of such increase in liability by such member of the Seller Group;

(e)    any broker's, finder's, financial advisory or similar fee or payment, and any professional fees or expenses, paid or incurred or owing directly by a Sale Company in connection with this Agreement or the transactions contemplated by this Agreement;

(f)    any external third party costs paid or incurred or owing directly in connection with this Agreement or the transactions contemplated by this Agreement by a Sale Company to or for the benefit of any member of the Seller Group;

(g)    any transaction or retention bonuses (or similar payments) paid or agreed to be paid by a Sale Company in connection with this Agreement or the transactions contemplated by this Agreement;

(h)    any agreement or arrangement made or entered into by any Sale Company to do or give effect to any matter referred to in paragraphs (a) to (g) above; and

(i)    any Tax that arises in respect of or in connection with any matter referred to in paragraphs (a) to (h) (inclusive);

"Liabilities" means any past, present or future liabilities (including, without limitation, any Taxes), losses, damages, charges, claims, demands, actions, and obligations of whatever nature or description, whether deriving from contract, common law, statute, international treaty, convention or otherwise, whether actual or contingent, ascertained or unascertained or disputed and whether owed or incurred jointly or severally, or as principal or surety, but excluding Indirect Losses except to the extent incurred to a third party in connection with a claim for which indemnification is available under this Agreement;

"LIBOR" means, for any given day, the rate for deposits in US$ for a one month period quoted by ICE Benchmark Administration Limited ("ICE") which appears on the Reuters Screen LIBOR01 page (or such other screen or page as may replace such screen for the purpose of displaying the rate for deposits in US$ quoted by ICE) at or about 11:00 a.m., London time, on the relevant London Banking Day. For purposes of this definition the term "London Banking Day" means any day on which banks in London are normally open for business, or if such day is not a London Banking Day, it shall be the rate published for the immediately preceding London Banking Day.  If for any reason such rate is unavailable, LIBOR shall be, for any specified period, the rate per annum reasonably determined by the Parties as the rate of interest at which US Dollar deposits in the approximate subject amount would be offered by major banks in the London Interbank Eurodollar market at or about 11:00 a.m. (London, England time);

"Locked Box Accounts" means the unaudited management accounts of each of the Sale Companies comprising a pro forma adjusted balance sheet for each of the Sale Companies as at the Locked Box Accounts Date, as set out in Exhibit 10 (Locked Box Accounts);

"Locked Box Accounts Date" means 31 December 2018;
"Longstop Date" means the date occurring twelve (12) months after the Signing Date (or such later date as Seller and Purchaser may agree upon in writing);

"Long-Term Equity Incentive Amount" means the amount attributable to Seller’s proportionate share of the unvested equity awards payable to certain Employees and Designated Expatriate Employees, which shall be calculated in accordance with Section 10.7(a);

"Losses" means in respect of any matter, event or circumstance, all Liabilities and Costs arising in connection with such matter, event or circumstance. Any Loss shall be computed net of any present or future advantages and benefits related to the relevant matter, including avoided losses and Tax benefits received by a Party or its Affiliates;

"MAE Notice" has the meaning given to it in Section 12.2(a);

"Malaysia Statutory Accounts" has the meaning given to it in Section 3.5(b);

"Management Committees":

(a)    with respect to the JOAs, has the meaning given to it in the JOAs; and

(b)    with respect to the Unitisation Agreements, has the meaning given to it in the Unitisation Agreements;

"Material Adverse Effect" means, prior to Closing, any event or circumstance that results in an adverse effect of greater than [*****] of the amount equal to the Base Consideration on the value of the Sale Shares; provided, however, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect:

(a)    changes in global prices of Crude Oil or Natural Gas;

(b)    any change affecting the oil and gas industry as a whole in Malaysia, provided that such change does not have a disproportionate adverse effect on any Sale Company compared to other similarly situated companies or entities that hold participating interests in production sharing contracts in Malaysia;

(c)    any change in the economy or the financial, capital or energy markets generally in Malaysia or globally, including changes in interest and exchange rates and monetary policy, provided that such change does not have a disproportionate adverse effect on any Sale Company compared to other similarly situated companies or entities that hold participating interests in production sharing contracts in Malaysia;

(d)    any change in applicable laws or in GAAP or interpretations thereof or governmental policy or political conditions, provided that such change does not have a disproportionate adverse effect on any Sale Company compared to other similarly situated companies or entities that hold participating interests in production sharing contracts in Malaysia;

(e)    any physical damage to, or any mechanical failure of, any of the Joint Property, Unit Property or any other property which is utilised for the production of Crude Oil or Natural Gas from an individual event to the extent that it is covered by insurance maintained by the Operator or is the result of normal wear and tear or gradual structural deterioration of materials, equipment, and infrastructure, or reservoir changes;

(f)    any change in general regulatory or political conditions, including acts of war, sabotage, armed hostilities or terrorism, embargo, sanctions, interruption of trade;

(g)    Seller’s compliance with the terms of this Agreement or taking any other action which Purchaser has expressly consented to or approved in writing;

(h)    events or circumstances directly arising from actions taken by Purchaser or its Affiliates;

(i)    any act or omission of any Governmental Entity;

(j)    any reduction, reclassification or decrease in the reserves in the Contract Areas of the PSCs, including as a result of unanticipated depletion or subsurface conditions;

(k)    any decline in the performance of the wells, equipment, plants or facilities included or used by the Sale Companies or the unit operator under the GK UUOA, except to the extent attributable to the Gross Negligence or Wilful Misconduct of a Sale Company in its capacity as an Operator; and

(l)    the success or failure of drilling operations.

For the avoidance of doubt, a Material Adverse Effect shall not be measured against any forward-looking statements, financial projections or forecasts applicable to the Sale Companies or the Sale Company Participating Interests or the results of any adjustment to the Purchase Price expressly contemplated by the terms of this Agreement;

"Material Agreements" has the meaning given to it in Section 7.7(b)(i);
"Material Contracts" means those agreements listed in Exhibit 4 (Material Contracts);
"MDFT" means Malaysia Deepwater Floating Terminal (Kikeh) Limited;

"MDP" means Malaysia Deepwater Production Contractors Sdn. Bhd.;
"Minimum Financial Commitment" has the meaning given to it in the PSCs;
"Minimum Work Commitment" has the meaning given to it in the PSCs;
"MOECO" means MOECO Oil (Sarawak) Sdn. Bhd.;
"Murphy Employee" means any employee of Seller Group as of Closing;

"Murphy Sabah" means Murphy Sabah Oil Co., Ltd., a company incorporated under the laws of the Commonwealth of The Bahamas and further details of which are specified in Exhibit 2  (Particulars of the Sale Companies);

"Murphy Sabah Sale Shares" means the 10,000 shares held by Seller in the capital of Murphy Sabah representing one hundred percent (100%) of the entire issued share capital of Murphy Sabah;

"Murphy Sarawak" means Murphy Sarawak Oil Co., Ltd., a company incorporated under the laws of the Commonwealth of The Bahamas and further details of which are specified in Exhibit 2  (Particulars of the Sale Companies);

"Murphy Sarawak Sale Shares" means the 10,000 shares held by Seller in the capital of Murphy Sarawak representing one hundred percent (100%) of the entire issued share capital of Murphy Sarawak;
"Natural Gas" has the meaning given to it in the PSCs;

"Official" means (a) any officer or employee of, or any other person acting in an official capacity for or on behalf of, any Governmental Entity or Public International Organization; (b) any political party; or (c) any candidate for political office;

"OIL Policy" means the policy of insurance, Policy No.: [*****] Non-U.S. Risks, incepted by Murphy Oil Corporation and issued by OIL Insurance Limited;

"Ongoing Claims" means any ongoing claim that arose under or in respect of the OIL Policy in relation to any Sale Company or its respective business, assets, employees or operations, which arose after the Signing Date and on or prior to the Closing Date;

"Operations Committees" means the committees established pursuant to Article 4 of the PSCs;
"Operator" means the entity designated as operator under the JOAs, which, as of the Signing Date, is Murphy Sarawak or Murphy Sabah, as the case requires or as the unit operator under the UUOAs;
"Other Participant" means, at any time, any Contractor party to a JOA at that time (other than the Sale Companies) who holds a Participating Interest in that JOA and associated PSC;

"Participating Interest" means as to a PSC and/or contract the undivided legal and beneficial interest of a party in the PSC and/or contract and in the rights and obligations relating to such PSC and/or contract expressed as a percentage of the total interests of all parties to such PSC and/or contract in such rights and obligations;

"Party" or "Parties" has the meaning given to it in the introductory paragraphs to this Agreement;
"Permit" means any authorisation, certificate, approval, permit, licence, registration or consent issued or required by a Governmental Entity;

"Permitted Assignee" has the meaning given to it in Section 14.7(b);

"Permitted Encumbrances" means any:

(a)    Encumbrance created by the terms of or arising under (i) the Material Contracts; (ii) the Material Agreements; (iii) any Joint Account Contract; or (iv) any contract entered into by Shell Petroleum in its capacity as unit operator under the GK UUOA, provided that in the case of (iii) and (iv) such Encumbrance arose in the ordinary course of Petroleum Operations; and

(b)    liens or title retentions or any other right or claim having a similar effect, in each case arising by operation of applicable law and in the ordinary course of business;

"Permitted Leakage" means:

(a)    any payments by a Sale Company in the ordinary course of business of management fees, administration fees, legal fees, technology, know-how, support or other intra-group recharges in respect of services provided to a Sale Company by any member of the Seller Group, including allocated corporate overhead payable to the Seller Group, provided such payments are made substantially consistent with past practice or as expressly referred to in this Agreement;

(b)    any payments made by a Sale Company to any member of the Seller Group in connection with and pursuant to the Transition Principles, including any third party costs paid or incurred in connection with activities to prepare for data migration and providing any Services (as defined in Exhibit 11  (Transition Principles));

(c)    any payments by a Sale Company of insurance premium on a pro rata basis for the OIL Policy from the Locked Box Accounts Date up to and including the Closing Date;

(d)    any payments made to any member of the Seller Group as expressly required or expressly contemplated by the terms of this Agreement and any other agreement entered into between the Parties in connection with this Agreement (including taking any steps to satisfy the Conditions Precedent);

(e)    emoluments (including salary, bonuses and directors' fees), expenses and other entitlements or benefits payable to employees, directors, consultants, advisers or officers of any Sale Company, provided such payments are made substantially consistent with past practice or as expressly referred to in this Agreement, including (without double counting) (i) the payment of up to US$[*****] to eligible Employees and Designated Expatriate Employees in respect of their annual bonus payment entitlements for calendar year 2018 and (ii) the 2019 merit increase on the terms disclosed in writing by Seller to Purchaser prior to the Signing Date;

(f)    the payment of any amounts, liabilities or obligations which are provided for in the Locked Box Accounts;

(g)    any payment by a Sale Company made at the written request of or with the written consent of, Purchaser;

(h)    without prejudice to Section 5.2(b)(iv), any transfer of the Excluded Asset;

(i)    any agreement or arrangement made or entered into by any Sale Company to do or give effect to any matter referred to in paragraphs (a) to (h) above; and

(j)    any Tax that is the legal responsibility of the relevant Sale Company to pay or account for such Tax and that arises in respect of or in connection with any matter referred to in paragraphs (a) to (i) above (inclusive);

“person” means an individual, corporation, company, association, partnership, state, statutory corporation, Governmental Entity or any other legal entity;
"Pertamina" means PT Pertamina Malaysia Eksplorasi Produksi;

"Petroleum Operations" has the meaning given to it in the PSCs;
"PETRONAS" means Petroliam Nasional Berhad;
"PETRONAS Approval" means the approval of PETRONAS to the sale of the Sale Shares to Purchaser in accordance with the terms and conditions of the PSCs;

"Post-Signing Daily Rate Payment" means an amount calculated in accordance with the following formula:

Where:

PSDRP    is the Post-Signing Daily Rate Payment;

C    is the Base Consideration minus (i) the Commercial Adjustment; (ii) the value attributed to the Excluded Asset (if applicable); (iii) the amount of any Leakage included as a deduction in the Closing Statement in accordance with Section 4.4(c), (iv) the Deposit; (v) the Retention Program Amount; (vi) the Long-Term Equity Incentive Amount; (vii) the JV Audit Findings Adjustment; (viii) the Statutory Accounts Amount; and (ix) plus or minus the Estimated Working Capital; and

D    is LIBOR plus [*****];

"Pre-emptive Rights" has the meaning given to it in Section 5.2(a);

"Pre-Signing Daily Rate Payment" means an amount calculated in accordance with the following formula:

Where:

PSDRP    is the Pre-Signing Daily Rate Payment;

A    is the Base Consideration minus (i) the Commercial Adjustment; (ii) the value attributed to the Excluded Asset (if applicable); (iii) the amount of any Leakage included as a deduction in the Closing Statement in accordance with Section 4.4(c); (iv) the Deposit; (v) the Retention Program Amount; (vi) the Long-Term Equity Incentive Amount; (vii) the JV Audit Findings Adjustment; (viii) the Statutory Accounts Amount; and (ix) plus or minus the Estimated Working Capital; and

B    is LIBOR plus [*****];

"[*****]" has the meaning given to it in Section [*****];

"PSCs" means each of: (a) the Block DW 2C PSC; (b) the Block H PSC; (c) the Block K PSC; (d) the Block SK 309 PSC; (e) the Block SK 311 PSC; (f) the Block SK 314A PSC; and (g) the Block SK 405B PSC;
"PTT" means PTT Public Company Limited;
"PTTEP" means PTT Exploration and Production Public Company Limited;
"PTT International" means PTT International Trading Pte. Ltd.;
"PTT International Kidurong Crude Oil Offtake Agreement" means the crude oil term sales agreement with respect to Kidurong crude oil between Murphy Sarawak and PTT International dated 31 May 2018;
"PTT International Kikeh Crude Oil Offtake Agreement" means the crude oil term sales agreement with respect to Kikeh crude oil between Murphy Sabah and PTT International dated 31 May 2018;

"Public International Organization" means an organization designated as such by executive order under the laws of the United States of America or as otherwise defined under any other applicable Anti-Corruption Laws;

"Purchase Price" has the meaning given in Section 4.1;
"Purchaser" has the meaning given to it in the introductory paragraphs to this Agreement;
"Purchaser Group" means Purchaser and its Affiliates and after Closing, the Sale Companies;
"Purchaser Party" means each member of Purchaser Group, any Purchaser's Representative and any successor or assignee of any member of Purchaser Group;
"Purchaser Rights" has the meaning given to it in Section 14.7(b);
"Purchaser's Knowledge Group" means: [††††† ];

"Purchaser's Representatives" means the directors, officers, employees, agents, consultants, internal and external financial, technical, legal or other advisors and any representatives of Purchaser and of any of Purchaser's Affiliates;

"Q&A Log" shall mean the specific written enquiries made by Purchaser or Purchaser’s Representatives and the specific written responses given by Seller or Sellers’ Representatives, a copy of which is contained in the Hard Disk;

"Records" means, in relation to each Sale Company, all accounts, books and data of such Sale Company (including all financial and Tax records, original data obtained in connection with Petroleum Operations and seismic interpretation records and maps derived from such original data) in the possession of the Sale Companies or any member of the Seller Group, but excluding:

(a)    internal communications, memoranda, reports, interpretations and documents created for any member of Seller Group's use;

(b)    any data which any member of Seller Group is not entitled to sell, disclose, transfer or otherwise dispose of as a result of confidentiality obligations to which it is bound or which cannot be provided to Purchaser because such disclosure or transfer or use by Purchaser or any Sale Company is unauthorised or prohibited by the agreement under which it was acquired or because it requires the consent of a third party, or requires the payment of an additional fee, for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(c)    any advice, work product of, or privileged communications with, legal counsel provided to or for the benefit of any member of Seller Group;

(d)    all corporate, financial, Tax and legal data and records of Seller and any member of the Seller Group, other than those that relate exclusively to the Sale Companies;

(e)    any data, information or record that relates exclusively to the Excluded Assets;

(f)    any records, data, or other information that may contain personal data that cannot be disclosed without consent pertaining to any of Seller's or its Affiliates' employees or agents or any other individuals; and

(g)    any data, information and records relating to any potential sale of all or part of the Sale Companies, including bids received from and records of negotiations with any third party in connection therewith;

"Registered Agent" means H&J Corporate Services Ltd. of Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas;

"Remedial Action"  means:

(a)    works or actions limiting, mitigating, remediating, preventing, removing, cleaning-up, ameliorating or containing the presence or effect of any Dangerous Substance in or on the Environment; or

(b)    any investigation, sampling or monitoring in connection with any such works or action;

"Representatives" means Purchaser's Representatives or Seller's Representatives, as applicable;

"Reserves Auditor" means DeGolyer & MacNaughton or such other independent professional reservoir and petroleum engineering organization agreed by Seller and Purchaser that is suitably qualified to conduct independent reserves and resources assessments and with experience in petroleum basins in offshore Sarawak and/or Sabah;

"Retained Employee(s)" has the meaning given to it in Section 10.8;

"Retention Program Amount" means an amount of up to US$[*****] payable by the Sale Companies to certain Employees, Designated Expatriate Employees and Retained Employee(s) in accordance with the retention program implemented by Seller in connection with the transactions contemplated by this Agreement;

"Right of Recovery" has the meaning given to it in Section 11.3(a);

"Rotan Gas Field" means the gas field delineated in attachment 1 of the letter issued by PETRONAS dated 21 January 2008 approving the gas holding period for such field;
"Sale Companies" means Murphy Sabah and Murphy Sarawak;
"Sale Company Participating Interests" means Participating Interests in the PSCs as set forth in Exhibit 1 (Sale Company Participating Interests);
"Sale Shares" means the Murphy Sabah Sale Shares and the Murphy Sarawak Sale Shares;
"Sanctioned Jurisdiction" means any jurisdiction the subject of comprehensive Sanctions by a Sanctioning Body;

"Sanctioning Body" means any of the following entities or any Governmental Entity thereof:

(a)    the United Kingdom, including Her Majesty’s Treasury;

(b)    the United States of America, including the Office of Foreign Assets Control of the US Department of Treasury, the U.S. Department of Commerce and the U.S. Department of State;

(c)    the United Nations;

(d)    the European Union or any of its member states;

(e)    the Bahamas;

(f)    Malaysia;

(g)    Hong Kong;

(h)    the People’s Republic of China; or

(i)    Thailand;

"Sanctions" means any directives, laws, rules, orders or regulations in relation to economic or financial sanctions, trade embargoes and/or restrictive measures imposed or administered by a Sanctioning Body;

"Seller" has the meaning given to it in the introductory paragraphs to this Agreement;
"Seller Group" means Seller and its Affiliates (other than a Sale Company);

"Seller Group Agreements" means all agreements between members of the Seller Group and any Sale Company, including the following agreements:

(a)    the letter agreement between Murphy Sarawak and Murphy Australia Holdings Pty Ltd dated 1 January 2016 with respect to the provision of services by Murphy Sarawak to Murphy Australia Holdings Pty Ltd;

(b)    the letter agreement between Murphy Sarawak and Murphy Australia Holdings Pty Ltd dated 1 January 2016 with respect to the provision of services by Murphy Australia Holdings Pty Ltd to Murphy Sarawak;

(c)    the technical services agreement between Murphy Sarawak and Murphy Nha Trang Oil Co., Ltd. dated 1 January 2015;

(d)    the technical services agreement between Murphy Sabah and Murphy Oil Corporation dated 1 June 2015;

(e)    the technical services agreement between Murphy Sarawak and Murphy Oil Corporation dated 1 June 2015;

(f)    the technical services agreement between Murphy Sabah and Murphy Exploration & Production Company dated 1 January 2015;

(g)    the technical services agreement between Murphy Sabah and Murphy Exploration & Production Company-International dated 1 January 2015;

(h)    the technical services agreement between Murphy Sabah and Murphy Exploration & Production Company-USA dated 1 January 2015;

(i)    the technical services agreement between Murphy Sarawak and Murphy Exploration & Production Company dated 1 January 2015;

(j)    the technical services agreement between Murphy Sarawak and Murphy Exploration & Production Company-International dated 1 January 2015;

(k)    the technical services agreement between Murphy Sarawak and Murphy Exploration & Production Company-USA dated 1 January 2015;

(l)    the technical services agreement between Murphy Sarawak and Murphy Nha Trang Oil Co., Ltd. dated 1 January 2017;

(m)    the technical services agreement between Murphy Sarawak and Murphy Phuong Nam Oil Co., Ltd. dated 1 January 2017; and

(n)    the technical services agreement between Murphy Sarawak and Murphy Cuu Long Bac Oil Co., Ltd. dated 1 January 2017;

"Seller's Guarantee" means the deed of guarantee entered into between Seller’s Guarantor and Purchaser on the date of this Agreement;

"Seller's Guarantor" means Murphy Exploration & Production Company, a company incorporated in Delaware with its registered office at 300 East Peach Street, El Dorado, Arkansas, 71731, United States of America;

"Seller's Knowledge" has the meaning given to it in Section 7.2;

"Seller's Representatives" means the directors, officers, employees, agents, consultants, internal and external financial, technical, legal or other advisors and any representatives of Seller and of any of Seller's Affiliates;

"Senior Employee" means any Employee who is a direct report to the Country Manager of the Sale Companies whose base annual compensation exceeds US$[*****];
"Shell Petroleum" means Sabah Shell Petroleum Company Limited;
"Shell Sabah" means Shell Sabah Selatan Sendirian Berhad;
"SIAC" has the meaning given to it in Section 14.9(b);
"SIETCO" means Shell International Eastern Trading Company;
"SIETCO Kidurong Crude Oil Offtake Agreement" means the crude oil term sales agreement with respect to Kidurong crude oil between Murphy Sarawak and SIETCO dated 21 May 2018;
"SIETCO Kikeh Crude Oil Offtake Agreement" means the crude oil term sales agreement with respect to Kikeh crude oil between Murphy Sabah and SIETCO dated 21 May 2018;
"Signing Date" has the meaning given to it in the introductory paragraphs to this Agreement;

"SK 309 and SK 311 GSA" means the gas sales agreement between PETRONAS, Carigali and Murphy Sarawak dated 23 February 2007, as amended by the novation and amendment agreement between PETRONAS, Carigali, Murphy Sarawak and Pertamina dated 16 December 2014 and the agreement between PETRONAS, Carigali, Murphy Sarawak and Pertamina dated 22 February 2017;

"SK405B Incremental Oil" means the net increase, stated in number of barrels of oil, of SPE-PRMS 2C Cumulative Resources of oil discovered within the Block SK 405B PSC Contract Area as a result of new technical information obtained or developed during the period from the Effective Date to 31 October 2020, as certified in accordance with Section 4.5(b);

"SNP GSA" means the upstream gas sales agreement in relation to the sale and purchase of associated gas from the Siakap North – Petai field, offshore Malaysia, Deepwater Block K and Deepwater Block G between PETRONAS, Carigali, Murphy Sabah, Shell Petroleum, Shell Sabah and ConocoPhillips dated 1 February 2014, as amended by the novation and amendment agreement relating to the SNP GSA between PETRONAS, Murphy Sabah, Carigali, Shell Petroleum, Sabah Shell, ConocoPhillips and Pertamina dated 16 December 2014;

"SNP UUOA" means the Siakap North-Petai field unitisation and unit operating agreement between Carigali, Murphy Sabah, Shell Petroleum, Shell Sabah and ConocoPhillips dated 21 April 2011 as amended by the novation and amendment agreement relating to the SNP UUOA between Murphy Sabah, Carigali, Shell Petroleum, Sabah Shell, ConocoPhillips and Pertamina dated 16 December 2014;

"Software" means all computer software and applications, including cloud-based and mobile applications, which are used or owned by or licensed to, any Sale Company in connection with its business, assets or operations, including, in respect of such owned computer software, all visual expressions, screen formats, report formats and other design features and algorithms used in developing or incorporated into such computer software and all versions (current and prior) of the source, object and machine code for such computer software;

"SPE-PRMS 2C Cumulative Resources" means all 'Reserves' of oil plus the best estimate scenario of 'Contingent Resources' of oil (that sum of which, for clarity, includes only those oil volumes estimated to be 'Discovered Petroleum Initially-In-Place' minus those quantities of oil that are only in the high, and not the best, estimate scenario of 'Contingent Resources' of oil) as each such term is defined and corresponding quantities are anticipated or estimated in accordance with the Petroleum Resources Management System 2007 sponsored by the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Council (WPC) and Society of Petroleum Evaluation Engineers (SPEE);

"Statutory Accounts Amount" means the amount determined in good faith (acting reasonably) by the Parties prior to the Closing Date, to compensate for the estimated third party costs to be incurred by the Sale Companies in connection with the preparation and filing of the Malaysia Statutory Accounts and any interest, penalties or fines associated with their late submission;

"Supplemental Disclosure Letter" has the meaning given to it in Section 7.1(d);

"Tax Return" means any Tax returns, reports, declarations, forms, including related accounts, computations and attachments and such claims, elections, surrenders, disclaimers, notices, approvals, incentives and consents and other documents contemplated by or reflected in or necessary for the preparation of such documents;

"Taxation Authority" has the meaning given in Exhibit 6 (Taxation);

"Taxes" and "Taxation" means (without limitation) all forms of direct or indirect taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies (including social security contributions and any other payroll taxes), deductions, withholdings or liabilities wherever chargeable and whether of Malaysia or any other jurisdiction including any additional tax, increases, additions to tax, penalty, fine, surcharge, interest, charges or costs relating thereto;

"[*****]" means [*****];
"Third Party Claim" has the meaning given to it in Section 11.6(b);

"Transaction Taxes" means all sales taxes, service taxes, value added tax, transfer taxes, recording taxes, documentary taxes, registration taxes, stamp duties, customs duties, and other similar taxes and duties, but excluding, taxes charged or withholding taxes on actual or deemed income, profit or gain (including capital gains);

"Transition Principles" means the transition principles set out in Exhibit 11 (Transition Principles);
"Transition Services Agreement" or "TSA" has the meaning given to it in Exhibit 11 (Transition Principles);
"Tribunal" has the meaning given to it in Section 14.9(c);
"Unit Property" has the meaning given to it in the UUOAs;
"United States Dollars" or "US$" means the lawful currency of the United States of America;

"Unitisation Agreements" or "UUOAs" means each of: (a) the GK UUOA; and (b) the SNP UUOA;

"Work Programme and Budget" means, collectively:

(a)    the work programmes and budgets approved by the Management Committee under each Joint Operating Agreement;

(b)    the work programmes and budgets approved by the Management Committee under the GK UUOA;

(c)    the work programmes and budgets approved by the Management Committee under the SNP UUOA; and

(d)    the work programmes and budgets approved by PETRONAS under each PSC; and

"Working Capital Adjustment" has the meaning given to it in paragraph 1.1 of Exhibit 12 (Working Capital Adjustment).

1.2    Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

1.3    Interpretation

(a)    The Exhibits to this Agreement are an integral part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement includes this Agreement and the Exhibits as a whole.

(b)    The headings used in this Agreement are for convenience only and shall not be interpreted or construed as having any substantive significance, as limiting or in any way changing the substantive provisions of any part of this Agreement or indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

(c)    Reference to any Section or an Exhibit shall, unless otherwise provided, mean a Section or an Exhibit of this Agreement.

(d)    Words such as "hereof", "herein" or "hereunder" refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The ejusdem generis rule does not apply to this Agreement. Accordingly, the term "including" shall mean "including, without limitation" and is used in an illustrative, not in a limiting sense and specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words. Lists starting with terms such as "all or any" or "any and all" shall be read as including any combination of the items listed therein or solely any one of such items.

(e)    References to times of day are to Malaysia Standard Time unless noted otherwise.

(f)    References to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in the relevant jurisdiction to the English legal term.

(g)    References to a company shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established.

(h)    References to the singular shall be construed so as to include references to the plural.

(i)    References to any gender shall be construed so as to include any other gender.

(j)    References, express or implied, to an enactment (which includes any legislation in any jurisdiction) include:

(i)    that enactment as amended, extended or applied by or under any other enactment (before or after the Locked Box Accounts Date);

(ii)    any enactment which that enactment re‑enacts (with or without modification); and

(iii)    any subordinate legislation made (before or after the Locked Box Accounts Date) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in Section 1.3(j)(i), or under any enactment which it re-enacts as described in Section 1.3(j)(ii), except to the extent that any legislation or subordinate legislation made or enacted after the Locked Box Accounts Date would create or increase the liability of Seller under this Agreement.

(k)    If there is any conflict between the terms of this Agreement and any other agreement entered into in connection with this Agreement (as between the Parties), then, unless such other agreement expressly states that it overrides this Agreement, the terms of this Agreement shall prevail to the extent of the conflict.

(l)    References to any document being "certified" or a "certified true copy" mean certified by a director (or in the case of any Sale Company, by its Registered Agent or a director) of the Party giving such document as a true, complete, accurate and up-to-date copy of the document and that it remains in full force and effect and has not been modified, terminated or revoked.

(m)    No rule of construction of documents shall apply to the disadvantage of a Party, on the basis that the Party drafted this Agreement or any part of it.

Section 2
Sale and Purchase

(a)    Upon the terms and subject to the conditions of this Agreement, with effect from Closing, Seller shall sell and Purchaser shall purchase the full legal and beneficial interests in the Sale Shares free from all Encumbrances, together with all rights attached to them (including all rights to dividends, distributions or any return of capital) at any time on and from Closing.

(b)    No Party shall be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all of the Sale Shares is completed simultaneously in accordance with this Agreement.

Section 3
Liability apportionments; Indemnities

3.1    Subject to Closing and Sections 3.2, [*****] and 3.5, Purchaser shall indemnify and keep indemnified Seller and any other member of Seller Group in respect of all Liabilities and Costs arising in respect of, in relation to or in connection with any Sale Company, the Sale Shares, any of the PSCs, any of the JOAs, any Petroleum Operations or the business, assets or operations of any Sale Company, including all Environmental Liabilities and Decommissioning Liabilities, regardless of whether or not such Liabilities or Costs relate to a period prior to, on or after the Effective Date, provided that this Section 3.1 shall not restrict or limit, or require Purchaser to indemnify Seller for, any Claim or Excluded Claim by Purchaser pursuant to this Agreement, any claim by Purchaser for any breach by Seller of any of its covenants or agreements contained in any other agreement entered into between the Parties in connection with this Agreement, or any claim against Seller Guarantor in accordance with the Seller Guarantee.

3.2    Section 3.1 shall not apply to any Liabilities and Costs if and to the extent they:

(a)    relate to Taxes for which the Seller is liable pursuant to the indemnity provided in paragraph 1 of Exhibit 6  (Taxation) or a Block K Tax Refund or Block SK Tax Refund which is dealt with pursuant to Section 13.2;

(b)    relate to [*****] which shall be dealt with pursuant to Section [*****];

(c)    arise in relation to any Excluded Asset, which shall be dealt with pursuant to Section 5.2(b)(iv);

(d)    [*****];

(e)    are the subject of an adjustment to the Purchase Price expressly contemplated by the terms of this Agreement; or

(f)    are determined by an arbitral tribunal constituted pursuant to Section 14.9(c) to have been directly caused or contributed to or increased by the Gross Negligence or Wilful Misconduct or fraud of any member of the Seller Group (including by a Sale Company prior to Closing).

3.3    Sections 11.6(b) and 11.6(c) shall apply mutatis mutandis to Sections 3.1 and 10.13, except that all references to (i) "Claim", (ii) "Seller" and (iii) "Purchaser" shall be construed as if they were references to (i) "any claim for indemnification pursuant to Section 3.1" or "any claim for indemnification pursuant to Section 10.13" (as applicable), (ii) "Purchaser" and (iii) "Seller" respectively, but Seller shall not be required to procure any Sale Company to undertake any action set out under Section 11.6(c).

3.4    [*****].

3.5    Seller shall:

(a)    subject to Closing, indemnify and keep indemnified Purchaser and any other member of the Purchaser Group (including the Sale Companies) in respect of all Costs and Liabilities, including [*****]. Seller shall control the defence of the [*****], including any settlement or compromise of such [*****], and be responsible for the legal fees of counsel engaged by Seller in connection with such claims. Purchaser shall cause each Sale Company to provide reasonable assistance to Seller in defence of the [*****];

(b)    [*****]; and

(c)    [*****].

3.6    Any amount to be paid in accordance with this Section 3 shall be paid or reimbursed (as applicable) within [*****] Business Days of receipt of demand from Seller or Purchaser, as the case may be, and, shall, to the extent possible, be deemed to be an adjustment of the Purchase Price.

Section 4
Consideration

4.1    Purchase Price

The consideration for the Sale Shares is:

(a)    the Base Consideration; and

(b)    the Contingent Payment Amount as determined in accordance with Section 4.5,

(together, the “Purchase Price”).

4.2    Actions on and following the Signing Date

(a)    Each Party shall comply with its respective obligations set forth in Exhibit 13  (Additional Signing Date Actions).

(b)    No later than seven (7) Business Days after the Signing Date:

(i)    Seller shall deliver (or cause to be delivered) to Purchaser at such address as may be duly notified by Purchaser to Seller no less than two (2) Business Days after the Signing Date:

(A)    a certified true copy of a secretary’s certificate of the resolutions passed by the board of directors of Seller approving the terms of and authorising Seller's execution of this Agreement and all the agreements entered into in connection with this Agreement by Seller;

(B)    a certified true copy of a secretary’s certificate of the resolutions passed by the sole shareholder of Seller approving the resolutions passed by the board of directors of Seller referred to in Section  4.2(b)(i)(A) above; and

(C)    a certified true copy of a secretary’s certificate of the resolutions passed by the board of directors of Seller's Guarantor approving the terms of and authorising Seller's Guarantor's execution of the Seller Guarantee; and

(ii)    Purchaser shall deliver (or cause to be delivered) to Seller in person on the Signing Date or at the address set out in Section 14.1 (without a copy to Murphy Oil Corporation):

(A)    a certified true copy of the resolutions of the board of directors of Purchaser approving the terms of and authorising Purchaser's execution of this Agreement and all the agreements entered into in connection with this Agreement by Purchaser; and

(B)    a certified true copy of the minutes of the board of directors meeting of Guarantor approving the terms of and authorising Guarantor’s execution of the Guarantee.

4.3    Payment on the Closing Date

At Closing, Purchaser shall pay the Closing Payment Amount to Seller's bank account specified in Section 4.6(a).

4.4    No Leakage

(a)    Seller warrants to Purchaser that between the Locked Box Accounts Date and the Signing Date there has not been any Leakage and undertakes that following the Signing Date and during the period up to and including Closing, there will not be any Leakage, in each case.

(b)    Seller shall use reasonable endeavours to notify Purchaser in writing within ten (10) Business Days of it or any other member of the Seller Group becoming aware of a breach of the warranty or undertaking set out in Section 4.4(a).

(c)    Subject to Closing occurring, Seller undertakes to Purchaser that it shall pay to Purchaser an amount equal to any Leakage (other than Permitted Leakage and any other amount adjusted pursuant to Exhibit 12 (Working Capital Adjustment)), which is agreed by Seller (including in paragraph C.2 of the Disclosure Letter) or determined by an arbitral tribunal constituted pursuant to Section 14.9(c), within ten (10) Business Days of such agreement or determination, provided that if a written notice from Purchaser sent in accordance with Section 4.4(d) is received prior to delivery of the Closing Statement in accordance with Section 6.2(a), the amount of any such Leakage which is agreed by Seller shall be included as a deduction in the Closing Statement in accordance with Section 6.2(b)(v).

(d)    Seller shall not be liable under Section 4.4(c) unless written notice of the relevant Leakage is given by Purchaser to Seller on or before the date that is [*****] after the Closing Date setting out the details of the Leakage and the amount Purchaser claims is due from Seller.

(e)    The Seller’s maximum aggregate liability for any breaches of Section 4.4(a) shall not exceed the Base Consideration actually received by Seller.

4.5    Contingent Payment Amount

(a)    In addition to the Closing Payment Amount, Purchaser shall pay to Seller an amount (the "Contingent Payment Amount") determined as follows:

(i)    if the SK405B Incremental Oil is less than 100 million barrels of oil, then the Contingent Payment Amount shall be zero;

(ii)    if the SK405B Incremental Oil is equal to or greater than 100 million barrels of oil, but less than 200 million barrels of oil, then the Contingent Payment Amount shall be equal to United States Dollars fifty million (US$50,000,000); and

(iii)    if the SK405B Incremental Oil is equal to or greater than 200 million barrels of oil, then the Contingent Payment Amount shall be equal to United States Dollars one hundred million (US$100,000,000).

(b)    Promptly after 31 October 2020, and in any event by no later than 31 December 2020 or unless otherwise agreed by the Parties, Purchaser shall or shall procure Murphy Sarawak to engage a Reserves Auditor to conduct an assessment and certification of the resources within the SK 405B PSC Contract Area as at 31 October 2020. The Reserves Auditor shall be instructed to state in its report its best estimate of (i) the SPE-PRMS 2C Cumulative Resources of oil in the Block SK 405B PSC Contract Area as at 31 October 2020, and (ii) the quantity of SK405B Incremental Oil. Purchaser shall deliver a copy of the Reserves Auditor's report to Seller within five (5) Business Days of Purchaser or Murphy Sarawak receiving such report from the Reserves Auditor. The assessment and findings by the Reserves Auditor in its report shall be final and binding on the Parties, except in the case of manifest error or fraud.

(c)    Within twenty-eight (28) days from the date the Reserves Auditor's report is delivered to Purchaser or Murphy Sarawak, Purchaser shall pay the Contingent Payment Amount (if any) to Seller's bank account specified in Section 4.6(a).

(d)    Nothing in this Section 4.5 is intended to provide or shall be interpreted as providing Seller with any retention of title or any legal or beneficial interest in or claim to or any

Encumbrance over or in respect of the Sale Shares or any Participating Interest or any part thereof.

4.6    Mode of Payment; Default; Set-off

(a)    Any payments to be made by Purchaser to Seller under this Agreement shall be made in United States Dollars by irrevocable wire transfer of immediately available funds to the following bank account or such other bank account as may be notified by Seller to Purchaser:

Account Name:        CANAM OFFSHORE LIMITED

Account No.:        [††††† ]
Bank:            [††††† ]
SWIFT Code:        [††††† ]

(b)    Any payments to be made by Seller to Purchaser under this Agreement shall be made in United States Dollars by irrevocable wire transfer of immediately available funds to the following bank account or such other bank account as may be notified by Purchaser to Seller:

Account Name:        PTTEP HK Offshore Limited

Account No.:        [††††† ]
Bank:            [††††† ]
SWIFT Code:        [††††† ]

(c)    Any payment shall be deemed to have been made on confirmation of a bank remittance in the form of a SWIFT MT 103 evidencing the transfer of the amount payable (without deduction of any costs or charges, other than those of the recipient's bank) to the relevant bank account.

(d)    If any Party fails to fully make any payment on the relevant due date, it shall pay Agreed Interest on the amount not timely paid without prejudice to the receiving Party’s right to claim additional damages and/or to enforce other rights for default in accordance with applicable law.

(e)    No Party shall be entitled to exercise any right of set-off or retention right with respect to any of its payment obligations pursuant to this Agreement.

(f)    All amounts payable under this Agreement shall be paid free and clear of all withholdings and deductions, save only as may be required by applicable law. If a Party is required by applicable law to make a deduction or withholding in respect of any amount payable under this Agreement, it shall, at the same time as the amount which is the subject of the deduction or withholding is payable, make a payment of such additional amount as shall be required to ensure that the net amount received by the relevant Party will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.  This Section 4.6(f) shall not apply in respect of the Purchase Price unless any withholdings and/or deductions arise in connection with Purchaser (i) being a company organised under the laws of Hong Kong; or (ii) assigning, delegating, subcontracting or otherwise transferring any of its rights or obligations under this Agreement.

(g)    Where any amount due and payable under this Agreement or any constituent part thereof (including the Closing Payment Amount) is denominated in a currency other than US$, such amount shall be converted into US$ using the mid-point quoted on the

Reuters RBSFIX01 at midday (London time) on the last Business Day prior to the date on which such amount becomes due and payable.

Section 5
Conditions Precedent

5.1    Conditions Precedent to Closing

(a)    The obligation of Seller to sell and of Purchaser to purchase the Sale Shares on the Closing Date shall be subject to the satisfaction or waiver, in accordance with the terms of this Agreement, of the following conditions precedent (the "Conditions Precedent"):

(i)    all pre-emptive rights granted under the JOAs to Carigali shall have been waived in writing or expired without exercise;

(ii)    all pre-emptive rights granted under the Block H JOA, the Block K JOA, the Block SK 309 JOA, the Block SK 311 JOA and the Block SK 314A JOA to Pertamina shall have been waived in writing or expired without exercise;

(iii)    the pre-emptive right granted under the Block SK 405B JOA to MOECO shall have been waived in writing or expired without exercise;

(iv)    the PETRONAS Approval shall have been received by Seller in relation to the proposed sale of the Sale Shares pursuant to this Agreement and shall not contain any unduly burdensome conditions;

(v)    as of the Closing Date, (A) no suit, action or other legal proceeding shall be pending before any Governmental Entity in Malaysia or arbitrator; and (B) no injunction, order, award or other decision has been issued, made or served by any Governmental Entity in Malaysia or an arbitrator and remains in force, in each case prohibiting or seeking to prohibit any of the transactions contemplated by this Agreement or ordering or seeking material damages against Seller, Purchaser, either or both of the Sale Companies or any other member of the Seller Group or the Purchaser Group;

(vi)    [*****];

(vii)    [*****];

(viii)    [*****]; and

(ix)    [*****].

The Conditions Precedent in Section 5.1(a)(i) to 5.1(a)(v) may be waived (either in whole or in part) only with the written consent of Purchaser and Seller.  The Conditions Precedent in Section  [*****] may be waived (either in whole or in part) only by Seller in its absolute discretion, [*****].

(b)    Following the Signing Date, each Party shall, and shall procure that each of its Affiliates shall, use all reasonable endeavours to procure the satisfaction of the Conditions Precedent, including the execution and performance of all such other documents, acts and things as may be reasonably required in order to satisfy the Conditions Precedent as soon as practicable and in any event by the Longstop Date. Each Party shall keep the other Parties informed of its progress with regard to the satisfaction of the Conditions Precedent. Seller and Purchaser shall each notify the other promptly upon becoming aware that any of the Conditions Precedent have been satisfied.

(c)    Purchaser shall promptly cooperate with and provide to Seller all such information and documentation concerning Purchaser and its Affiliates as may be reasonably necessary to enable the Seller to prepare and submit all necessary filings required by PETRONAS for the purposes of obtaining the PETRONAS Approval, or otherwise in connection with the sale of the Sale Shares as required under this Agreement and otherwise to satisfy the Conditions Precedent. No later than three (3) Business Days following the Signing Date, Seller shall or shall procure the Sale Companies to submit a letter in Agreed Form to PETRONAS notifying it that Seller or the Sale Companies will be seeking its approval, following the expiry or waiver of the Pre-emptive Rights and subject to the satisfaction or waiver of the other Conditions Precedent in this Agreement, to the sale of all of the Sale Shares to Purchaser.  Within two (2) Business Days following the satisfaction or waiver of the Conditions Precedent in Sections 5.1(a)(i) through 5.1(a)(iii) (inclusive), Seller shall or shall procure the Sale Companies to submit a letter in Agreed Form to PETRONAS requesting its issuance of the PETRONAS Approval in respect of the sale of all of the Sale Shares to Purchaser.

(d)    If following the Signing Date:

(i)    the PETRONAS Approval is obtained and it contains conditions that are viewed as unduly burdensome by the Party against which the conditions are imposed; or

(ii)    any of the events contemplated in Section 5.1(a)(v) occurs,

the Parties shall meet as soon as reasonably practicable to determine what actions should be taken to overcome such conditions or events and shall reasonably cooperate to take all reasonable steps to ameliorate such conditions or events.  These steps may include jointly meeting with PETRONAS and any third parties who have taken any action contemplated in Section 5.1(a)(v) and incurring reasonable expenditures, including the instruction of legal counsel and advisors to assist in such matters and the commitment of senior management of Seller Group and Purchaser Group to use all reasonable endeavours to overcome such conditions or events recognizing the importance of the transactions contemplated by this Agreement to the Parties.

5.2    Pre-emptive Rights to Purchase and Required Notices

(a)    Seller shall, promptly after the Signing Date and in no event later than two (2) Business Days after the Signing Date, prepare and send notices in Agreed Form to the Other Participants notifying them in accordance with the applicable JOAs of the transactions contemplated by this Agreement and providing them with the opportunity to exercise their pre-emptive rights under the JOAs (on the same terms and conditions set forth in this Agreement including Closing pursuant to Section 6) to which they are a party (collectively, “Pre-emptive Rights”).  Seller shall use its reasonable endeavours to procure written waivers of the Pre-emptive Rights to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain such waivers. Purchaser shall reasonably cooperate with Seller in seeking to obtain such waivers of Pre-emptive Rights, including, if requested by Seller, providing confirmation as to the terms of the transactions contemplated by this Agreement.

(b)    If any Pre-emptive Right in respect of the Block SK 405B JOA is properly exercised, the affected Sale Company Participating Interest shall become an “Excluded Asset” (and shall be excluded from the transactions contemplated by this Agreement and the assets, liabilities, revenues and expenses with respect thereto shall not be taken into account for purposes of determining the Closing Payment Amount), and:

(i)    the Purchase Price shall be decreased pursuant to Section 6.2(b)(iii) by the value determined by the Parties for such Sale Company Participating Interest and such amount shall be excluded from the calculation of the Pre-Signing Daily Rate Payment and the Post-Signing Daily Rate Payment;

(ii)    the Parties shall amend this Agreement to the extent required to implement the exclusion of the Excluded Asset;

(iii)    Seller shall retain the consideration for any Excluded Asset paid by the Other Participant(s);

(iv)    as between the Parties, Seller shall be responsible for all Liabilities and Costs, including Transaction Taxes, arising in respect of, in relation to or in connection with the transfer of an Excluded Asset and shall indemnify and hold harmless the Sale Companies and Purchaser against, any Liabilities or Costs, including Transaction Taxes, arising in respect of, in relation to or in connection with the transfer of the Excluded Asset to the applicable Other Participant(s) in respect of the affected Sale Company Participating Interest, regardless of whether or not such Liabilities or Costs relate to a period prior to, on or after the Closing; and

(v)    provided the other Conditions Precedent in Section 5.1 have been satisfied or waived in accordance with the terms of this Agreement, the Parties shall proceed to Closing in accordance with this Agreement excluding only the Excluded Asset.

(c)    Seller and Purchaser acknowledge and agree that they are entering into this Agreement for Purchaser to acquire each Sale Company as a going concern and for Seller to dispose of all of its operations in Malaysia, including all assets and all Employees of the Sale Companies, and the Purchase Price and the terms of this Agreement have been agreed on that basis.

5.3    Regulatory Requirements

In order to obtain the PETRONAS Approval, Purchaser and Seller shall:

(a)    reasonably cooperate in all respects with each other in the preparation of any filing or notification and in connection with any submission, investigation or enquiry from PETRONAS or any other Governmental Entity;

(b)    supply to PETRONAS or any other Governmental Entity as promptly as practicable any additional information requested, provided that all notifications to, discussions with and requests or enquiries from any Governmental Entity or PETRONAS relating to the PETRONAS Approval or the transactions contemplated by this Agreement shall be dealt with by Seller in consultation with Purchaser, and Seller shall keep Purchaser regularly appraised of all material meetings with PETRONAS and the matters discussed which relate to obtaining the PETRONAS Approval, and shall request PETRONAS’s consent for Purchaser to attend such meetings if it, acting reasonably, believes it is desirable for Purchaser to attend such meetings; and

(c)    take all actions reasonably required in order to obtain the PETRONAS Approval.

5.4    Obligations of Purchaser

Purchaser shall, without prejudice to any other provision of this Section 5, provide to Seller for submission to any person that Seller may reasonably request any document which such person may reasonably request to demonstrate that, following Closing, each Sale Company will continue to have the financial and/or technical capability to satisfy its obligations under the relevant PSC and/or the relevant JOA.  Purchaser shall provide such documents as soon as reasonably practicable provided that Purchaser, acting reasonably, may refuse to provide or redact information which it believes cannot be disclosed due to confidentiality restrictions.

Section 6
Closing

6.1    Time and Place for Closing

Closing shall take place at the offices of the Sale Companies at 10 a.m. Kuala Lumpur, Malaysia time on the day that is ten (10) Business Days after the Conditions Precedent (other than the Condition Precedent in Section 5.1(a)(v)) have been satisfied or waived or at any other time, place or date as Seller and Purchaser may mutually agree. The date on which Closing occurs shall be referred to as the "Closing Date".

6.2    Closing Payment Amount

(a)    At least eight (8) Business Days prior to the Closing Date, Seller will prepare and deliver to Purchaser the Closing Statement, together with the underlying supporting calculations.

(b)    The Closing Statement referred to in Section 6.2(a) above shall be in the form set out in Exhibit 3  (Adjustments to the Base Consideration – Closing Statement) and will show Seller's calculation of the amount payable by Purchaser to Seller (the "Closing Payment Amount") calculated (without double counting) as follows:

(i)    Base Consideration; minus

(ii)    Commercial Adjustment; minus

(iii)    if applicable, the value attributable to the Excluded Asset determined by the Parties; minus

(iv)    the amount of the Deposit; minus

(v)    the amount of any Leakage which is agreed by Seller prior to the date on which the Closing Statement is delivered in accordance with Section 6.2(a); minus

(vi)    the Retention Program Amount; minus

(vii)    the Long-Term Equity Incentive Amount; minus

(viii)    the JV Audit Findings Adjustment; minus;

(ix)    the Statutory Accounts Amount; plus

(x)    the Adjustment Amount; plus or minus

(xi)    the Estimated Working Capital Amount.

6.3    Closing Actions

(a)    At or prior to Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 6.3(b), Seller shall deliver (or cause to be delivered) to Purchaser, the following:

(i)    a copy of the PETRONAS Approval;

(ii)    two original share transfer forms for each of the Murphy Sabah Sale Shares and Murphy Sarawak Sale Shares in Agreed Form in favour of Purchaser duly executed by Seller;

(iii)    the existing share certificates relating to the Sale Shares;

(iv)    duly executed letters of resignation and deeds of release, in Agreed Form, with effect from Closing, of each existing director of each Sale Company;

(v)    a certified true copy of a secretary’s certificate of the resolutions passed by each Sale Company's directors approving each of the following, subject only to Closing:

(A)    the registration of the transfer of the Sale Shares to Purchaser;

(B)    the cancellation of the existing share certificates relating to the Sale Shares and the issuance of new share certificates in the name of Purchaser evidencing ownership of the Sale Shares;

(C)    the resignations of each existing director of each Sale Company confirming that they have no claims against the relevant Sale Company for loss of office, arrears of pay or otherwise howsoever and releasing them from all liabilities and the appointment of such directors, as may be duly notified by Purchaser to Seller at least ten (10) Business Days prior to Closing or such other period as may be agreed between Seller and Purchaser, as a director of such Sale Company;

(D)    the entry of Purchaser into the register of members of each of the Sale Companies;

(E)    the change of names of Murphy Sarawak and Murphy Sabah to such names as may be informed by Purchaser to Seller at least ten (10) Business Days prior to Closing (or such other period as may be agreed between Seller and Purchaser) effective as of Closing; and

(F)    the designation of the registered office or registered agent requested by Purchaser at least ten (10) Business Days prior to Closing (or such other period as may be agreed between Seller and Purchaser) as the registered office or registered agent of such Sale Company effective as of Closing;

(vi)    the certificate of incorporation, articles of association, registers of directors and members, and statutory and minute books of each Sale Company; and

(vii)    the Hard Disk.

(b)    At or prior to Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 6.3(a), Purchaser shall deliver (or cause to be delivered) to Seller the following:

(i)    payment by Purchaser of the Closing Payment Amount in accordance with Section 4.3; and

(ii)    two original share transfer forms for the Murphy Sabah Sale Shares and the Murphy Sarawak Sale Shares in Agreed Form duly executed by Purchaser.

(c)    If Seller has failed to perform its obligations under Section 6.3(a), and/or Purchaser has failed to perform its obligations under Section 6.3(b), then (in addition to and without prejudice to all other rights or remedies available to each Party under or pursuant to this Agreement and the right to claim damages for breach of this Agreement) Closing shall be deferred once for ten (10) Business Days. If upon the deferred date for Closing a Party does not comply with its obligations under Section 6.3(a) or 6.3(b) (as the case may be), the non-defaulting Party (which shall be Seller, in the case of a default by Purchaser, and Purchaser, in the case of a default by Seller) may terminate this Agreement by notice to the defaulting Party in accordance with Section 12.1 or elect to proceed to Closing to the extent practicable. Any election to proceed to Closing shall be without prejudice to any accrued rights and liabilities of the Parties and the rights of a Party to claim damages for breach of this Agreement.

(d)    Purchaser shall cooperate with Seller to (i) provide notices of the sale and purchase of the Sale Shares in Agreed Form to PETRONAS and each of the Other Participants and (ii) use reasonable endeavours to ensure that all other pertinent Governmental Entities and counterparties to the Material Contracts and Material Agreements have been notified of the sale and purchase of the Sale Shares, in each case, within five (5) Business Days of the Closing Date.

6.4    Settlement of Intra-Group Balances

(a)    On or prior to Closing, Seller shall cause Seller Group to settle, repay or pay (as applicable) all inter-company receivables due to the Sale Companies from any member of Seller Group to a Sale Company.

(b)    Purchaser shall on Closing, or shall procure that each Sale Company shall immediately on Closing, settle, repay or pay (as applicable) all inter-company payables due to any member of Seller Group from a Sale Company.

6.5    Working Capital Adjustment

The Working Capital Adjustment shall be calculated in accordance with Exhibit 12  (Working Capital Adjustment).

Section 7
Seller'S Warranties

7.1    Scope

(a)    Seller hereby warrants to Purchaser that the statements set forth in Sections 7.3 through 7.17 (inclusive) are true and accurate. Each warranty shall be given as of the Signing

Date except for the Fundamental Warranties and (without duplication) the warranties set out in Section 7.4(b)  (Locked Box Accounts), Section 7.6  (Corporate Organisation and Business), Section 7.7(b)(v)  (Material Agreements), Section 7.7(e)  (Insurance), Section 7.7(h)  (Permits), Section 7.9  (Litigation), Section 7.12  (Compliance), Section 7.13  (Environmental Matters), Section 7.14  (Taxes) and Section 7.16  (Brokers; Finders) which shall be given as of the Signing Date and repeated on the Closing Date. The warranties in Sections 7.3 through 7.17 (inclusive) do not address Environmental Matters, which are exclusively governed by the warranties contained in Section 7.7(h)  (Permits) and Section 7.13  (Environmental Matters), or Tax matters which are exclusively governed by the warranties contained in Section 7.14  (Taxes), and Purchaser shall not be entitled to Claim against Seller in relation to Environmental Matters or Tax matters (as applicable) under any other warranty in this Section 7.

(b)    The scope and content of each warranty of Seller contained in this Section 7 and in any other provision of this Agreement (excluding the warranty in Section 4.4 which shall be exclusively dealt with in Section 4.4) as well as Seller's liability arising thereunder shall be exclusively defined and limited by, and subject to, the provisions of this Agreement (in particular this Section 7 and the limitations on Seller's liabilities and Purchaser's rights and remedies set forth in Section 11 below), which shall be an integral part of the respective warranties of Seller.

(c)    Each of the warranties in Sections 7.3 through 7.17 (inclusive) shall be construed separately and independently.

(d)    Seller may by no later than three (3) Business Days before Closing deliver to Purchaser a supplemental disclosure letter (such letter once acknowledged in writing by Purchaser being the "Supplemental Disclosure Letter") disclosing matters, events or circumstances which:

(i)    relate to the Seller’s warranties deemed repeated on the Closing Date pursuant to Section 7.1(a) (other than Fundamental Warranties, but excluding the Fundamental Warranty in Section 7.3(e)); and

(ii)    occurred or arose after the Signing Date,

provided always that no matters, events or circumstances disclosed in the Supplemental Disclosure Letter shall limit any Claim of Purchaser in respect of the Seller’s warranties given on the Signing Date.

7.2    Definitions

"Seller's Knowledge" means the actual knowledge of:

[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]
[††††† ]	[††††† ]

7.3    Existence and Authorization

(a)    Seller is a company duly incorporated, validly existing and in good standing under the International Business Companies Act of the Commonwealth of The Bahamas and has all corporate powers required to carry on its business as presently conducted.

(b)    This Agreement and all the agreements entered into in connection with this Agreement by Seller have been duly executed by Seller and constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

(c)    The execution and performance by Seller of this Agreement and all the agreements entered into in connection with this Agreement by Seller and the consummation of the transactions thereunder are within its corporate powers, do not violate its articles of association and have been duly authorised by all necessary corporate action on its part.

(d)    Subject to the satisfaction of the relevant Conditions Precedent, the execution and performance of this Agreement and all the agreements entered into in connection with this Agreement by Seller and the consummation of the transactions thereunder:

(i)    to Seller’s Knowledge, do not violate any applicable law or decision by any Governmental Entity applicable to the Sale Companies and require no approval or consent by any Governmental Entity which Seller or any Sale Company has not obtained; and

(ii)    do not violate any agreement or instrument under which Seller is bound in relation to the Sale Companies, which will have a materially adverse effect on any of the Sale Companies.

(e)    There is no lawsuit in respect of which proceedings have been issued, or investigation or proceeding in respect of which notice of its commencement has been given to Seller or, to Sellers’ Knowledge in each case, threatened in writing against Seller or any Sale Company before or by any Governmental Entity which in any manner challenges or seeks to prevent, materially alter or materially delay the transactions contemplated by this Agreement.

(f)    No bankruptcy or insolvency proceedings have been issued with respect to Seller and Seller is not required to file for bankruptcy or insolvency.  Seller is solvent under the laws of the Commonwealth of The Bahamas and is able to pay its debts as they fall due.

7.4    Locked Box Accounts

(a)    The Locked Box Accounts:

(i)    have been prepared under the historical cost convention and in accordance with GAAP in all material respects;

(ii)    have been prepared in good faith and do not materially misstate the state of affairs of the Sale Companies as at the Locked Box Accounts Date; and

(iii)    have been prepared on bases and policies of accounting generally consistent with the equivalent accounts for the prior three (3) financial years.

(b)    Since the Locked Box Accounts Date:

(i)    the business of each Sale Company has been carried on in the ordinary course;

(ii)    neither Sale Company has issued or agreed to issue any share or loan capital, or reduced or purchased or agreed to reduce or purchase its share or loan capital; and

(iii)    no payment has been required to be made by any Sale Company in substitution for any other party to any Joint Operating Agreement or PSC that was required to make such payment.

7.5    Sale Shares and Sale Company Participating Interests

(a)    Seller is the legal and beneficial owner of the Sale Shares free from all Encumbrances.  All Sale Shares are duly authorised and validly issued and outstanding, fully paid and non-assessable.

(b)    Seller is entitled to sell and transfer to Purchaser the legal and beneficial ownership of the Sale Shares, subject to and on the terms of this Agreement.

(c)    The Sale Shares comprise the entire issued share capital of the Sale Companies, have been properly and validly issued and are fully paid up.  There are no other issued and outstanding equity interests in the Sale Companies, and there are no outstanding warrants, options or other securities or rights convertible into or exchangeable for any equity interests in any Sale Company.  There is no agreement whereby any person has the right (exercisable now or in the future and whether contingent or not) to call for allotment, conversion, issuance, sale or transfer of any share or loan capital in either of the Sale Companies.

(d)    The legal and beneficial interest in the Sale Shares is, at Closing, being sold and transferred to Purchaser pursuant and subject to the terms and conditions of this Agreement free from Encumbrances.

(e)    The Sale Companies hold the legal and beneficial ownership of their respective Sale Company Participating Interests free from all Encumbrances other than Permitted Encumbrances.

(f)    No Sale Company owns any shares in any subsidiary or any Participating Interest other than the Sale Company Participating Interests.

7.6    Corporate Organisation and Business

(a)    The details of the Sale Companies set out in Exhibit 2  (Particulars of the Sale Companies) are true, accurate and complete in all material respects.

(b)    Each Sale Company is duly incorporated, validly existing and in good standing under the International Business Companies Act of the laws of the Commonwealth of The Bahamas and has all corporate powers required to carry on its business as presently conducted.

(c)    No meeting has been convened or resolution passed for the winding up or administration of a Sale Company or for a provisional liquidator to be appointed in respect of a Sale Company.

(d)    To Seller’s Knowledge, no petition has been presented or order made for the winding up or administration of a Sale Company or for a provisional liquidator to be appointed in respect of a Sale Company.

(e)    No Sale Company is bankrupt, insolvent, or unable to pay its liabilities, and has not stopped paying its liabilities as they fall due.

(f)    Each Sale Company is duly registered as a foreign company under the laws of Malaysia, and is not registered and has no branch office in any jurisdiction other than the Commonwealth of The Bahamas and Malaysia.

7.7    Petroleum Operations

(a)    Material Contracts

(i)    Seller has disclosed true, accurate and complete copies of the Material Contracts, and to Seller’s Knowledge, all amendments thereto.

(ii)    No notice of termination has been received by a Sale Company with respect to any Material Contract.

(iii)    To Seller’s Knowledge, the Sale Companies are not, and the other parties to the Material Contracts are not, in breach or default of any conditions or obligations in any of the Material Contracts, which would, individually or in aggregate, reasonably be expected to result in a liability in excess of US$[*****] to any Sale Company.

(iv)    To Seller’s Knowledge, no Sale Companies have received written notice within the last two (2) years of any breach of the terms of any of the Material Contracts by any party to the Material Contracts which would, individually or in aggregate, reasonably be expected to result in a liability in excess of US$[*****] to any Sale Company.

(v)    Each of the Material Contracts is validly existing and in force and effect.

(vi)    To Seller’s Knowledge, all Minimum Work Commitments and Minimum Financial Commitments under the PSCs which are required to have been performed have been fulfilled (subject to any extension granted).

(vii)    As of the Signing Date, neither Sale Company has given notice to resign as Operator, and no vote to remove any Sale Company as Operator under any JOA or the SNP UUOA is pending.

(b)    Material Agreements

(i)    Exhibit 5  (Material Agreements) contains a true, accurate and complete list of all Joint Account Contracts: (i) which, to Seller’s Knowledge, are validly existing and currently in full force and effect; and (ii) pursuant to which expenditure of over US$[*****] is reasonably expected to be incurred during the term of such contracts ("Material Agreements").

(ii)    Seller has disclosed true, accurate and complete copies of the Material Agreements, and, to Seller’s Knowledge, all material amendments thereto.

(iii)    No notice of termination has been received by a Sale Company with respect to any Material Agreement.

(iv)    To Seller’s Knowledge, the Sale Companies are not, and the other parties to the Material Agreements are not, in breach or default of any material conditions or material obligations in any of the Material Agreements, which would, individually or in aggregate, reasonably be expected to result in a liability in excess of US$[*****] to any Sale Company.

(v)    Other than the Material Contracts and the Material Agreements, there are no other documents, instruments or arrangements which create any of the following in relation to the Sale Company Participating Interests:

(A)    an area of mutual interest binding upon the Sale Companies;

(B)    a unitisation;

(C)    except for the SK 309 and SK 311 GSA, the GK GSA, SNP GSA, the Block H GSA and the Kikeh GSA and the PSCs, any Natural Gas offtake or sales agreement which bind the Sale Companies in relation to the disposal of Natural Gas;

(D)    except for the Crude Oil Offtake Agreements, any Crude Oil offtake or term sales agreement (excluding spot sales agreements) which bind the Sale Companies in relation to the disposal of Crude Oil; or

(E)    an overriding royalty, profit sharing, participation, consortium, partnership or other agreement the effect of which is that the effective economic interest of a Sale Company in any Joint Property differs from the Sale Company Participating Interest in respect of that Joint Property.

(c)    Work Programmes and Budgets

Seller has disclosed to Purchaser prior to the Signing Date, the Work Programmes and Budgets for each of the PSCs for the calendar years 2016 through 2019 (inclusive), together with, to Seller’s Knowledge, any material amendments thereto and, to Seller’s Knowledge, those documents are true and accurate copies.

(d)    Management Committee and Operations Committee meetings

To Seller’s Knowledge, it has disclosed to Purchaser prior to the Signing Date, copies of minutes of all meetings held of any Management Committee and Operations Committee since 1 January 2016 and those documents are true and accurate copies.

(e)    Insurance

(i)    True, accurate and complete copies of all current polices of insurance taken out by the Sale Companies, including in their capacity as Operators for the benefit of all parties to the JOAs have been disclosed to Purchaser prior to the Signing Date and all premiums due on such policies have been paid, and, to Seller’s Knowledge, the insured under all such policies has complied with the terms and conditions of the relevant policy.

(ii)    There are no claims outstanding under any such insurance policies.

(iii)    To Seller’s Knowledge, all such policies of insurance are valid, in full force and effect, and enforceable, and neither Seller nor any Sale Company has received any written notice that such insurance policies are not in full force and effect.

(iv)    There are no claims outstanding under the OIL Policy.

(f)    Sole Risk

No sole risk operations are currently being proposed or undertaken or have been conducted under the Joint Operating Agreements or the Unitisation Agreements.

(g)    Finance

(i)    To Seller’s Knowledge, the Sale Companies have no current indebtedness in respect of borrowings from third parties (other than normal trade credit and excluding any amounts standing to the credit of any Joint Account received from Other Participants) and are not a party to any credit, loan or other financial facilities.

(ii)    To Seller's Knowledge, (A) all guarantees issued or given by any Sale Company that are currently in force have been disclosed in the Data Room Information; and (B) no Sale Company has granted an indemnity in favour of a third party other than pursuant to Joint Account Contracts entered into in the ordinary course of business.

(iii)    Details of all bank accounts maintained or used by the Sale Companies (including, in each case, the name and address of the bank with whom the account is kept and the number of the accounts) are set out in the Data Room Information.

(h)    Permits

To Seller’s Knowledge, except as would, individually or in the aggregate, not reasonably be expected to result in a liability in excess of US$[*****], all Permits which are material to the conduct of Petroleum Operations by the Sale Companies have been obtained by the relevant Sale Company and have been complied with in all material respects.

7.8    Property

Seller has disclosed to Purchaser prior to the Signing Date, copies of all property leases and tenancy agreements that are material to the conduct of Petroleum Operations by the Sale Companies and to which they are a party.

7.9    Litigation

No Sale Company is engaged, and to Seller’s Knowledge no Operator under the UUOAs or any other person in respect of which any Sale Company would, individually or in the aggregate, be contractually liable is engaged in any litigation, arbitration or other legal proceedings involving an amount in excess of US$[*****] (exclusive of legal fees) to such Sale Company.

7.10    Employees

(a)    Seller has disclosed to Purchaser prior to the Signing Date a list of the positions and years of service of all Employees and the positions of all personnel provided by third party manpower service providers.  Seller has disclosed accurate details of the types and categories, and the aggregate value of benefits (including both contractual and customary) enjoyed by Employees. There are no unvested equity award stock transfers or payments that the Sales Companies are liable for except as disclosed by Seller to Purchaser in writing prior to the Signing Date.

(b)    No Sale Company is a party to any labor or collective bargaining contract that pertains to Employees.  To Seller’s Knowledge, other than the Covered Employee Claims, no Sale Company is engaged in any litigation, arbitration, prosecution or other legal proceedings concerning labor matters, except for such actions that would not, individually or in the aggregate, reasonably be expected to involve an amount in excess of US$[*****] (exclusive of legal fees).

(c)    Seller has disclosed to Purchaser prior to the Signing Date template contracts and terms and conditions of employment generally applicable to all Employees and, to Seller's Knowledge, no Employees are subject to any materially different terms and conditions other than these template contracts.

(d)    To Seller’s Knowledge, there are no employment agreements with any Employee which provide that a change in control of a member of the Sale Companies will terminate the employment agreement or entitles an Employee to receive any payment solely as a result of such change of control.

7.11    Employee Policies

(a)    Other than as specified in Exhibit 7  (Employee Matters), the Sale Companies do not maintain any employee policies, schemes, plans or practices.

(b)    True, accurate and complete copies of employee policies in Exhibit 7  (Employee Matters) have been disclosed.

(c)    Other than as specified in Exhibit 7  (Employee Matters), no Sale Company is a party to nor does it participate in or contribute to any scheme, agreement or arrangement (including any ex gratia amounts) for the provision of any pension, retirement, lump sum, death, incapacity, ill-health, disability, accident or other like benefits.

7.12    Compliance

(a)    To Seller's Knowledge, the Sale Companies have, at all times in the past [*****], (i) complied in all material respects with, and (ii) maintained and adhered to policies and procedures that are reasonably designed to ensure compliance by the Sale Companies with, AML Laws, Anti-Corruption Laws and Sanctions.

(b)    To Seller’s Knowledge, neither of Seller nor the Sale Companies, nor any of their respective directors, officers or employees, with respect to any activities undertaken in connection with the Sale Companies or the transactions contemplated by this Agreement, have paid, lent, given or gifted, have made an offer or promise to pay, loan, gift or give a payment of money or anything of value or have authorised any such offer, promise, payment, loan or gift, in any event directly or indirectly to or for the use or benefit of any Official, or any other person while knowing that all or a portion of such money or thing or value would be offered, given, paid, loaned or promised, directly or indirectly, to or for the use or benefit of any Official, for any of the following purposes: (i) influencing any act or decision of such Official, in his or its official capacity; (ii) inducing such Official to do or omit to do any act in violation of the lawful duty of such Official; (iii) inducing such Official to use his or its influence with any Governmental Entity, Public International Organization or political party, to affect or influence any act or decision of such entity, organization or party; or (iv) securing any improper advantage; in all cases in order to assist Seller or Sale Companies in connection with their activities related to the Sale Companies or the transactions contemplated by this Agreement and in violation of applicable Anti-Corruption Laws.

(c)    To Seller's Knowledge, neither the Sale Companies nor any of their respective directors, officers or employees, with respect to any activities undertaken by the Sale Companies or the transactions contemplated by this Agreement are the subject of any investigation, proceeding, or enforcement action or have been notified in writing of any intention to investigate by any Governmental Entity in relation to an allegation involving a violation of any applicable AML Laws, Anti-Corruption Laws and Sanctions.

7.13    Environmental Matters

(a)    To Seller’s Knowledge, the Sale Companies have not received written notice within the last [*****] from any Governmental Entity of any infringements of Environmental Law applicable to Petroleum Operations (as in force on the Signing Date) where such infringement could, individually or in the aggregate, reasonably be expected to involve potential liability in an amount in excess of US$[*****] to either or both of the Sale Companies.

(b)    To Seller’s Knowledge, the Sale Companies have not received written notice within the last [*****] of any lawsuit or formal administrative proceeding issued before or by any Governmental Entity and brought against any Sale Company (as defendant and in its capacity as Operator under the JOAs or SNP UUOA) the subject matter of which is an infringement of Environmental Law applicable to the Petroleum Operations where such infringement could, individually or in the aggregate, reasonably be expected to involve potential liability in an amount in excess of US$[*****] to either or both of the Sale Companies.

(c)    Except for any matter that could not, individually or in the aggregate, reasonably be expected to involve potential liability in an amount in excess of US$[*****] to either or both of the Sale Companies, to Seller's Knowledge, (i) each Sale Company has complied in all material respects with all applicable Environmental Laws in the conduct of Petroleum Operations.

(d)    In relation to the Block SK 309 PSC and the Block SK 311 PSC, all required abandonment cess payments have been made in accordance with such PSCs.

7.14    Taxes

(a)    Each Sale Company has paid, deducted or withheld prior to Closing all Taxation for which such Sale Company has become liable to pay prior to Closing.  To Seller’s Knowledge, no Sale Company is liable to pay, deduct or withhold any penalty, fine, surcharge or interest in connection with Taxation.

(b)    Each Sale Company has made all material Tax Returns it is required by law to make. To Seller’s Knowledge, the Tax Returns have been submitted within the prescribed time limits and were complete and correct in all material respects and are not currently the subject of any dispute with any Taxation Authority.

(c)    There are no Taxes due or liabilities or obligations in relation to Taxes to comply with in respect of the Sale Companies in any jurisdiction outside Malaysia.

(d)    To the Seller´s Knowledge, each Sale Company is in possession and control of all records and documentation that it is obliged to hold, preserve and retain by law for the purposes of any Tax and of sufficient information to enable it to compute correctly its liability to tax in so far as it relates to any event occurring on or before Closing or its tax basis in any asset held on or before Closing.

(e)    No Sale Company is liable to account for Taxation of any other person nor has it entered into any indemnity, guarantee or covenant under which that Sale Company has agreed to pay or discharge any amount equivalent to or by reference to any other person's liability to Tax.

(f)    Each Sale Company has only ever been resident for Tax purposes in Malaysia and has never carried on any trade or had any sources of income or profit outside Malaysia.

(g)    There is no material claim, audit, action, suit or proceeding pending, or, to Seller's Knowledge, threatened in writing, against or with respect to either Sale Company in respect of any Taxation or Tax Return.

(h)    Since the Locked Box Accounts Date, no Sale Company has changed, varied or deviated from its Tax policies and methods of calculation of Tax.

(i)    None of the Sale Companies have entered into a transaction outside the ordinary course of business since the Locked Box Accounts Date which could give rise to a material liability to Taxation.

(j)    The Locked Box Accounts make full provision or reserve for the period ending on the Locked Box Accounts Date for all Tax assessed or liable to be assessed on the Sale Companies, or for which the Sale Companies are accountable at that date, whether or not the Sale Companies have (or may have) the right of reimbursement against any other person.

7.15    Intellectual Property

(a)    True complete and accurate particulars of all registered Intellectual Property owned by a Sale Company have been Fairly Disclosed.

(b)    To Seller’s Knowledge, no activities of any Sale Company infringe or in the [*****] prior to the Signing Date infringed any Intellectual Property rights of a third party, which infringement would, individually or in the aggregate, involve potential liability involving an amount in excess of US$[*****] (exclusive of legal fees) to a Sale Company.

(c)    To Seller's Knowledge, a change in control of any of the Sale Companies will not adversely affect or allow the termination of any license to use any material Intellectual Property used by any Sale Company, save for the matters set out in Section 9.7(a)(iv).

7.16    Brokers; Finders

Purchaser shall not, and no Sale Company shall, have any responsibility, liability or expense for any broker’s, finder’s, financial advisory or similar fee or commission in connection with this Agreement or any agreement or transactions contemplated hereby based in any way on any agreement, arrangement or understanding made by or authorised on behalf of Seller or, prior to Closing, by either or both of Sale Companies.

7.17    Q&A Log

The responses given by Seller or on behalf of Seller by Seller’s Representatives in the Q&A Log have been prepared in good faith.

7.18    No Other Warranties

(a)    The Parties agree that Seller makes no representations or warranties whatsoever (and whether express, statutory or implied), other than as expressly set out in this Agreement. In particular, Seller makes no representation or warranty whatsoever (and whether express, statutory or implied), as to:

(i)    any Hydrocarbon reserves attributable to the Sale Company Participating Interests (including quality, quantity, recoverability, deliverability and marketability);

(ii)    any geological formation or drilling prospect;

(iii)    any geological, seismic, geophysical, engineering, technical, fiscal, economic or other data, interpretations, opinions, forecasts, budgets, projections or evaluations provided by or on behalf of Seller or Seller’s Representatives;

(iv)    any budgets, financial models or financial projections (including reserve statements, future or forecast costs, production forecasts, the price of any offtake, revenue or profits or any economic models provided in the Data Room);

(v)    any estimate or forecast of value, future revenue, expenditures, cost recovery entitlements attributable to any of the PSCs, any of the JOAs, any Petroleum Operations, or the business, assets and operations of any Sale Company;

(vi)    the costs of and prospects for further development in relation to any of the PSCs, any of the JOAs, any Petroleum Operations, or the business, assets and operations of any Sale Company;

(vii)    the maintenance, repair, condition, quality, working order, design or marketability, suitability, fitness for purpose or future performance or capability of any property, plant or equipment, contracts, pipelines, subsea equipment, wells, FPSO and FPS vessels, sub-surface or surface rights forming part of or relating to the PSCs, or to any work programmes or Development Plans in respect thereof (including Joint Property);

(viii)    the contents, character or nature of any descriptive memorandum, reports, brochures, models, charts or statements prepared by any petroleum engineering consultant or any other third parties;

(ix)    any other materials or information that may have been made available or communicated to Purchaser or any Purchaser's Representative in connection with the transactions contemplated by this Agreement or any discussion or presentation relating thereto;

(x)    whether agreements expressed to be in a draft form made available to Purchaser or Purchaser's Representatives will be entered into by the proposed parties, or if entered into, will contain any of the terms detailed in such agreements;

(xi)    the amount of any costs eligible for the calculation of cost recovery or profit crude oil and profit natural gas under the PSCs or the outcome of any pending appeal in respect of such costs before the CRAC and Seller shall not be liable for any breach of any warranty for any loss resulting from the denial of cost recovery by PETRONAS of any expenditure made by a Sale Company;

(xii)    any financial or other markets;

(xiii)    any forecasts, estimates, projections, economic models, statements of intent or opinion provided to Purchaser or Purchaser’s Representatives on or before the Signing Date (including any documents in the Data Room);

(xiv)    any Tax matters, other than the warranties set out in Section 7.14; or

(xv)    the outcome or amount recoverable in any litigation, arbitration or other legal proceedings.

(b)    No separate warranty is given in respect of the accuracy or completeness of any information in the Disclosure Letters, in any Exhibit, the Data Room or any other disclosure whatsoever (including any statements of opinion or belief) and nothing in the Disclosure Letters, the Exhibits, in the Data Room or otherwise disclosed shall imply any representation, warranty or undertaking not expressly given elsewhere in this Agreement or extend the scope of the warranties in this Section 7. Neither the fact that a matter has been disclosed in the Disclosure Letters, any Exhibit, in the Data Room or otherwise nor the form, nature or extent of any such disclosure shall constitute, imply or form the basis of any obligation to make a disclosure in respect of any matter arising in connection with this Agreement nor constitute, imply or form the basis of a minimum standard of disclosure (whether as to form, nature, extent or materiality) which must be satisfied in order for any disclosure to be Fairly Disclosed for the purposes of this Agreement.

Section 8
Purchaser's Warranties

Purchaser hereby warrants to Seller that the statements set forth in Sections 8.1,  8.2,  8.3 and 8.4 are true and accurate, in each case as of the Signing Date and as of the Closing Date, except if a warranty is expressly made only as of the Signing Date or only as of the Closing Date.

8.1    Existence and Authorization of Purchaser

(a)    Purchaser is a company duly incorporated and validly existing under the laws of Hong Kong and has all corporate powers required to carry on its business as presently conducted.

(b)    Purchaser is a subsidiary of Guarantor.

(c)    The execution and performance by Purchaser of this Agreement and all the agreements entered into in connection with this Agreement by Purchaser are within Purchaser's corporate powers, do not violate the articles of association or by-laws of Purchaser and have been duly authorised by all necessary corporate action on the part of Purchaser.

(d)    This Agreement and all the agreements entered into in connection with this Agreement by Purchaser have been duly executed by Purchaser and constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

(e)    Subject to the satisfaction of the Conditions Precedent, the execution and performance of this Agreement and all the agreements entered into in connection with this Agreement by Purchaser and the consummation of the transactions thereunder by Purchaser (i) as of the Signing Date, require no approval or consent by any Governmental Entity which Purchaser has not obtained and (ii) as of the Signing Date and the Closing Date, do not violate any agreement or instrument binding on Purchaser.

(f)    As of the Signing Date and, except as disclosed in writing by Purchaser to Seller on or before Closing, as of the Closing Date, there is no lawsuit in respect of which proceedings have been issued, or investigation or proceeding in respect of which notice of its commencement has been given to Purchaser or, to Purchaser's knowledge in each case, threatened in writing against Purchaser before or by any Governmental Entity which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

(g)    No bankruptcy or insolvency proceedings have been issued with respect to Purchaser, and Purchaser is not required to file for bankruptcy or insolvency.  Purchaser is not insolvent or unable to pay its debts within the meaning of any applicable bankruptcy, insolvency or similar laws binding on Purchaser.

8.2    Purchase for Own Investment; Due Diligence

(a)    Purchaser is purchasing the Sale Shares for investment for its own account and not with a view to any sale or other disposal thereof. Purchaser is not acting in the interest or for the account of any third party.

(b)    Purchaser has had the opportunity to:

(i)    review all information relating to the Sale Companies, the Sale Shares, the PSCs, the JOAs, the Petroleum Operations and the business, assets and operations of the Sale Companies;

(ii)    seek external independent advice in relation to the Sale Companies, the Sale Shares, the PSCs, the JOAs, the Petroleum Operations and the business, assets and operations of the Sale Companies;

(iii)    conduct due diligence investigations into the Sale Companies, the Sale Shares, the PSCs, the JOAs, the Petroleum Operations and the business, assets and operations of the Sale Companies; and

(iv)    conduct a site visit and physical inspection, or viewing, as applicable, of the Bintulu Onshore Receiving Facilities, the ‘Caspian Sea’ FSO, the Kikeh FPSO and certain offshore well platforms, including WPPB (West Patricia B Production Platform), SAPA (South Acis Production Platform), SNPA (Serendah Production Platform), SNAA (Serendah Accommodation Platform) and BESA (Belum Satellite Platform).

(c)    Purchaser has made its own independent investigation, analysis and evaluation of the geological, geophysical and engineering interpretations, reserve statements, production forecasts, economic valuations, assessment of cost recovery entitlements and prospects for exploration, appraisal, development and production in respect of the Sale Companies, the Sale Shares, the Material Contracts, the Petroleum Operations and the business, assets and operations of the Sale Companies.

(d)    Purchaser has entered into this Agreement and any other agreement entered into between the Parties in connection with this Agreement after satisfactory inspection and investigation of the affairs relating to the Sale Shares, including a detailed review of: (i) all data, documents or other information made available by Seller or any Seller's Representative to Purchaser or any of Purchaser's Representatives in the Data Room; (ii) any other data, documents or other information communicated or sent in writing (including by email, and attachments to emails) by Seller or any Seller’s Representative to Purchaser or any of Purchaser’s Representatives (including the Q&A Log); and (iii) the Disclosure Letter.

8.3    Financial and Other Capabilities

(a)    Purchaser Group has sufficient knowledge and experience in financial and business matters, the upstream industry and its regulation, so as to be capable of evaluating the merits and risks of Purchaser’s investment in the Sale Shares.

(b)    Purchaser Group has, at the Signing Date, and as of the Closing Date will have, sufficient available funds to enable it to make all payment of the Closing Payment Amount required to be made by Purchaser under this Agreement.

(c)    Purchaser Group has, and as of the Closing Date will have, the necessary technical and financial capability, personnel and resources to fulfil its obligations under this Agreement.

8.4    Compliance

To the actual knowledge of Purchaser’s Knowledge Group, neither Purchaser nor any of its directors, officers or employees with respect to any activities undertaken in connection with the Sale Companies have paid, lent, given or gifted, have made an offer or promise to pay, loan, gift or give a payment of money or anything of value or have authorised any such offer, promise, payment, loan or gift, in any event directly or indirectly to or for the use or benefit of any Official, or any other person while knowing that all or a portion of such money or thing or value would be offered, given, paid, loaned or promised, directly or indirectly, to or for the use or benefit of any Official, for any of the following purposes: (i) influencing any act or decision of such Official, in his or its official capacity; (ii) inducing such Official to do or omit to do any act in violation of the lawful duty of such Official; (iii) inducing such official to use his or its influence with any Governmental Entity, Public International Organization or political party, to affect or influence any act or decision of such entity, organization or party; or (iv) securing any improper advantage; in order to assist Purchaser in connection with its activities related to the Sale Companies or the transactions contemplated by this Agreement or otherwise in Malaysia in violation of any provision of applicable Anti-Corruption Laws.

Section 9
Covenants

9.1    Interim Period Covenants

Except to the extent required to comply with applicable laws and the Material Contracts, the Material Agreements and any Joint Account Contract (including any confidentiality obligations binding on Seller and/or any of its Affiliates, including the Sale Companies) or any request or directive of PETRONAS or any other Governmental Entity with which Seller reasonably believes it or the Sale Companies are required to comply or otherwise as may be approved in writing by Purchaser (such approval not to be unreasonably withheld, delayed or conditioned and shall be considered granted if Purchaser fails to respond within five (5) Business Days (unless a shorter time period is reasonably required by the circumstances and such shorter time is specified in Seller’s notice)), Seller covenants with Purchaser that it shall, and it shall cause the Sale Companies to, during the period commencing on the Signing Date and ending on Closing:

(a)    carry on the business of the Sale Companies in the ordinary course of business;

(b)    comply in all material respects with all applicable laws (including Environmental Laws), unless such non-compliance would not adversely affect the business of the Sale Companies or result in a fine or penalty in excess of US$[*****] to a Sale Company;

(c)    not sell, charge, transfer, assign or create any Encumbrances over the Sale Shares or Sale Company Participating Interests (other than Permitted Encumbrances) or agree to do the same;

(d)    promptly provide Purchaser with copies of:

(i)    any new agreement entered into by a Sale Company that would have been a Material Agreement had it been entered into on or prior to the Signing Date;

(ii)    any amendment to a Material Contract or any material amendment to a Material Agreement;

(iii)    the agenda and any materials accompanying the agenda after receipt or issuance thereof for any meeting of any Operations Committee or Management Committee and any minutes of such meeting;

(iv)    any material amendment to a Work Programme and Budget approved by PETRONAS pursuant to the PSCs in respect of calendar year 2019; and

(v)    any written notice of any pending litigation, arbitration or other legal proceedings received by a Sale Company, or issued by a Sale Company, which has or could, be reasonably be expected to involve an amount in excess of US$[*****] (exclusive of legal fees) to a Sale Company;

(e)    not propose or approve the voluntary relinquishment or voluntary surrender of any part of a Contract Area;

(f)    promptly notify Purchaser upon:

(i)    receipt of a written notice of default or termination by any Sale Company from (A) any Governmental Entity in respect of any PSC; (B) Other Participants in respect of any JOA; (C) any counterparty to a Material Contract; and (D) any counterparty to a Material Agreement which is notified to the Other Participants by the Sale Companies; or

(ii)    the occurrence of any event that Seller considers is material and outside the ordinary course of business and which could reasonably be expected to have an adverse effect on the Sale Companies and which is (A) notified to the Other Participants by the Sale Companies in accordance with the terms of the JOA (B) or notified to Murphy Sabah by Shell Petroleum in its capacity as unit Operator under the GK UUOA;

(g)    not propose, vote in favour of, or commit to any new operation or increase in cost of an existing operation (i) beyond those approved in the 2019 Work Programme and Budget in respect of any PSC; or (ii) which represent, individually or in the aggregate, an increase of [*****] or more of the total annual expenditure of such Work Programme and Budget for such PSC except accordance with Section 9.2(b);

(h)    not cause or permit either Sale Company to give notice to resign as Operator or vote in favor of the removal of any Operator;

(i)    not agree to any material amendment or termination of a Material Contract, or termination of a Material Agreement, provided that this shall not prevent (i) the termination for cause of a Material Agreement in accordance with the terms thereof, and (ii) [*****];

(j)    provide Purchaser with details of any matter relating to or affecting the Material Contracts or Material Agreements on which Seller is entitled to vote at a Management Committee meeting and, prior to exercising its vote in respect of such matter, consult (to the extent reasonably practicable) with Purchaser in advance of any meeting, provided that such consultation obligation shall not oblige Seller to act or exercise its voting rights in accordance with the instructions of Purchaser and Seller shall retain absolute discretion in respect of the manner in which it exercises its vote at such Management Committee meetings;

(k)    not:

(i)    make any material amendment to the terms of employment or engagement or benefits of any Employee or Designated Expatriate Employee (except that this shall not restrict any Sale Company from increasing salaries, wages and related benefits made in the ordinary course of its business and substantially consistent with past practice or as otherwise Fairly Disclosed in the Disclosure Letter or in the Data Room Information) or employ any Senior Employee unless due to a vacancy arising in such position; or terminate the employment of any Senior

Employee or Designated Expatriate Employee (other than for cause, including by reason of performance or misconduct, or unless not to do so would, in the reasonable opinion of Seller, damage the business of the Sale Companies or the transactions contemplated by this Agreement or any other agreement entered into between the Parties in connection with this Agreement), provided that this paragraph shall not apply to any Retained Employee(s);

(ii)    extend the term of any Employee on a fixed term employment agreement whose term expires after the Signing Date and prior to Closing for a period in excess of twelve (12) months [*****]; and

(iii)    provide, or agree to provide, a gratuitous payment, discretionary bonus or retention bonus to any Employee except (i) 2019 annual discretionary short term incentive plan up to an amount of US$[*****]; (ii) long term incentive awards made or paid in the first quarter of each year; and (iii) the Retention Program Amount, provided that this Section 9.1(k) shall not otherwise restrict the exercise of any rights, howsoever arising, including without limitation, any disciplinary rights, against any Employee or Designated Expatriate Employee; and

(l)    not make any proposal for or vote in favour of or otherwise approve:

(i)    any winding up or liquidation of a Sale Company;

(ii)    any change in the articles of association of a Sale Company;

(iii)    the creation or issue of any share capital of a Sale Company, or the giving of or agreement to give any option in respect of any share capital of a Sale Company;

(iv)    the repayment or redemption or reduction of any share or loan capital of a Sale Company;

(v)    entering into any lease of real property, except for renewals of not more than twelve (12) months of any existing lease, provided that any such renewal is on substantially the same terms;

(vi)    any scheme or plan of arrangement, reconstruction, amalgamation, merger or demerger of a Sale Company;

(vii)    the borrowing of money or the incurring of any other indebtedness in the nature of borrowing from or to any entity other than in the ordinary course of the business of a Sale Company and in a manner substantially consistent with past practice, or providing any guarantees, or providing any indemnities other than for the benefit of the Sale Companies;

(viii)    the creation, grant or issue, or agreement to create, grant or issue any Encumbrance, other than Permitted Encumbrances, over any of the business, assets or operations of a Sale Company other than in the ordinary course of its business;

(ix)    the failure to take any action required to maintain or comply with the conditions of cover under any insurance policies;

(x)    the declaration, payment or making of any dividend or other distribution;

(xi)    a sale or transfer of any of the assets of a Sale Company other than in the ordinary course of business and provided that such sales and transfers are not in the aggregate in excess of US$[*****];

(xii)    any cancellation, release or assignment of any material indebtedness owed to a Sale Company or any claims held by it except, in each case, in the ordinary course of business; and

(xiii)    the initiation or settlement of any litigation, arbitration, prosecution or other legal proceedings (other than normal debt collection) involving an amount in excess of US$[*****] to a Sale Company, provided that this provision shall not apply to any action taken in respect of any litigation, arbitration, prosecution or other legal proceeding that is taken in accordance with the terms of the relevant JOA and has been approved by the Other Participants to the JOA or the initiation or settlement of any arbitration or other legal proceeding against any Other Participant in connection with the transactions contemplated by this Agreement; and

(xiv)    any agreement by a Sale Company to do any of the matters referred to in Sections 9.1(l)(i) to 9.1(l)(xiii) (inclusive).

9.2    Exceptions to Interim Period Covenants

The provisions of Section 9.1 (other than Sections 9.1(b) and 9.1(c)) shall not apply in respect of, and shall not operate so as to restrict the Seller or any member of the Seller Group (including the Sale Companies) from undertaking any of the following:

(a)    any act, omission or other matter required or to the extent expressly contemplated or permitted under this Agreement, including the taking of steps reasonably necessary to satisfy the Conditions Precedent;

(b)    any act, omission or other matter which is required to be undertaken by the Sale Companies to comply with any Work Programme and Budget approved under and in accordance with the Material Contracts;

(c)    any act, omission or other matter undertaken by the Sale Companies in response to any emergency in which case the Sale Companies shall be entitled to take all actions as are permitted to be taken by the Operator or a party, as applicable, under the terms of the Material Contracts in respect of such emergency and the Sale Companies shall notify Purchaser of such actions when it notifies the relevant Management Committee under the respective JOA or promptly upon it receiving notice from the Operator;

(d)    the entry into of any agreements on an arm’s length basis for the sale of Hydrocarbons, including on a spot or term basis, provided that such term agreements have a term of not more than [*****]; and

(e)    without prejudice to Seller’s obligations under Section 9.1 in respect of voting for or approving certain matters, any act, omission or other matter it is required to take pursuant to a decision of a Management Committee.

9.3    Insurance

The Parties acknowledge and agree to each of the following:

(a)    After Closing, no insurance coverage is or will be provided to or for the benefit of any Sale Company or in relation to the business, assets or operations of any Sale Company under any insurance policy (including all reinsurance, self-insurance programmes, matching deductible policies, financial responsibility filings and similar documents) of Seller Group. Notwithstanding the foregoing or Closing, the coverage in relation to the Ongoing Claims will continue to benefit the relevant Sale Company.

(b)    Save in relation to any Ongoing Claims and as provided for in Section 9.3(c), no claims regarding any matter whatsoever, whether arising from events occurring prior to, at or after Closing, may be made against or with respect to the OIL Policy by any Purchaser Party or any persons or entities subrogated to the rights thereof, and no Purchaser Party shall have the right to claim directly under the OIL Policy.

(c)    Subject to Section 9.3(d), in the event that Seller is or becomes aware of any event or matter arising on or after the Signing Date but before Closing in respect of which a claim may be made under the OIL Policy:

(i)    Seller shall cause the relevant member of the Seller Group to file a claim against the OIL Policy in respect of such event or matter;

(ii)    keep Purchaser informed of the claim’s progress; and

(iii)    pay Purchaser an amount equal to the amount actually recovered by Seller under the OIL Policy (net of any Tax attributable to or incurred in respect of the amount recovered and less any costs and expenses of recovery incurred by Seller or any member of Seller Group).

(d)    Seller shall not be required to make any claims on behalf of a Sale Company under or with respect to the OIL Policy regarding any event or matter to the extent that any Sale Company has a right of recovery against insurance taken out by the Sale Company in respect of such event or matter.

9.4    Survival of Insurance Obligations

Each of the provisions set out in Section 9.3 shall continue in force after Closing as to the Parties and all of their respective successors or assignees.

9.5    Business Information

(a)    After the Signing Date, Seller shall not remove any Records from the possession or control of the Sale Companies.  Within sixty (60) days from the Closing Date, Seller shall deliver to Purchaser any Records which are not in the possession or control of each Sale Company.

(b)    Following Closing, each of the following will apply:

(i)    Seller Group may (subject to applicable law and the confidentiality obligations under any applicable Material Contract) retain copies of all Records, documents, books and records relating to each Sale Company, provided that such Records are not provided to or exchanged with a third party for commercial gain;

(ii)    Purchaser shall ensure that each Sale Company retains any Records for six (6) years or such longer period as may otherwise be required by applicable law;

(iii)    Purchaser shall ensure that each Sale Company provides Seller Group with access to the Records on reasonable prior notice, and any other documents, books and records to the extent required for preparation of financial and/or Tax statements of any member of Seller Group or to deal with any obligations, including those imposed by applicable law, arising from Seller’s prior ownership of the Sale Shares and the right to make copies thereof (provided such copying will only be permitted if it is in accordance with applicable law and will not breach any confidentiality obligations affecting such Records); and

(iv)    if any member of the Purchaser Group (including the Sale Companies) becomes aware that it is in possession of any documents, books, records or data belonging to any operations of the Seller Group, or which are excluded from the definition of Records, Purchaser shall, upon becoming aware of such, promptly notify Seller and return or destroy such information at the request of Seller.

(c)    Purchaser agrees and acknowledges that all documents and records, whether in paper or electronic form, held by any of the Sale Companies or any employee, agent or officer of any Sale Company, at or prior to Closing which relate to the discussions or negotiations between the Parties in connection with this Agreement and any other agreement entered into between the Parties in connection with this Agreement shall belong to Seller and Seller shall be entitled to retain possession thereof. If any member of the Purchaser Group becomes aware after Closing that any of such documents or records are in the possession or control of any member of Purchaser Group, Purchaser shall procure that they are immediately returned to Seller or, as Seller may direct, destroyed and Purchaser shall not, and shall procure that no member of Purchaser Group shall, use or disclose any such documents and records for any purpose whatsoever.

9.6    Seller Group Agreements

The Seller Group Agreements shall be terminated prior to and with effect from Closing such that no Losses, including payment of any compensation by any Sale Company, arise from or in connection with such agreements.

9.7    Change of Name; Intellectual Property

(a)    Purchaser shall ensure that:

(i)    as soon as reasonably practicable after Closing, but in any event not more than fourteen (14) days after Closing, each Sale Company shall commence and diligently pursue all legal, regulatory and administrative formalities to record and give effect to the change of its corporate name to a name not incorporating the word "Murphy".  Such formalities shall include:

(A)    lodging with the Companies Commission of Malaysia the relevant form prescribed under the Companies Act 2016 for the change of name of the relevant Sale Company within fourteen (14) days from the date of such change of name;

(B)    notifying the relevant Malaysian Governmental Entities of the change of name of the relevant Sale Company, including, without limitation, PETRONAS, the Inland Revenue Board, the Employees’ Provident Fund and the Social Security Organisation; and

(C)    lodging with the Companies Registry of the Commonwealth of the Bahamas all documentation required to effect the change of name of each Sale Company within fourteen (14) days from the date of such change of name;

(ii)    as soon as reasonably practicable after Closing, but in any event not more than twenty-one (21) days after Closing, each Sale Company must deliver to Seller:

(A)    duly certified copies of all resolutions making the relevant name changes; and

(B)    proof of the lodgments and notifications referred to in Section 9.7(a)(i) above;

(iii)    subject to Section 9.7(a)(iv), the Sale Companies do not at any time after Closing adopt, use or carry on business under any name incorporating the word "Murphy" or any word resembling the same provided that for a period of twelve (12) months from the Closing Date it shall be permissible for the Sale Companies to have reference to being formerly known as Murphy Sabah and Murphy Sarawak in accordance with generally accepted administrative practices in Malaysia for changes in the name of foreign branch companies registered in Malaysia;

(iv)    within one hundred and twenty (120) days of Closing, all trade or service names or marks, business names, logos or domain names used, held or owned by any member of Seller Group is removed from all sites, signage (whether on production facilities, pipelines or otherwise), sales literature or other promotional material and all other assets whatsoever of each Sale Company, and each Sale Company shall, to the extent reasonably practicable, deliver to Seller reasonable proof of such change upon written request and Purchaser shall bear all costs of complying with this Section 9.7(a)(iv); and

(v)    subject to Section 9.7(a)(iv), the Sale Companies shall not, at any time after Closing, hold themselves out as being part of or in any way as being connected with Seller Group.

9.8    Transition Principles

The Parties agree to comply with the Transition Principles during the period commencing on the Signing Date until the later of:

(a)    Closing; and

(b)    the execution of the Transition Services Agreement,

or until termination of this Agreement if this Agreement terminates prior to Closing.

Section 10
EMPLOYEES AND BENEFITS

10.1    Contact with Employees

No member of Purchaser Group shall, without the prior written consent of Seller, between the Signing Date and Closing, contact any Employee, officer or director of the Sale Companies unless it is expressly contemplated by the terms of this Agreement and shall not, in any way, seek to direct, influence or control the management, conduct or operation of all or any part of the Sale Companies.

10.2    Non-Solicitation

(a)    Purchaser agrees that it shall not, and shall procure that no member of Purchaser Group shall, between the Signing Date and the date that is [*****] after the Closing Date, directly or indirectly (i) solicit; (ii) entice away from the employment of any member of Seller Group; or (iii) offer to employ or engage (in any capacity), any individual who is a Murphy Employee with respect to whom any member of Purchaser Group or Purchaser’s Representatives came into contact with in connection with the discussions or negotiations between the Parties in connection with this Agreement and any other agreement entered into between the Parties in connection with this Agreement, other than:

(i)    as a result of a bona fide general advertisement; or

(ii)    such individual has made an unsolicited approach to Purchaser or any member of Purchaser Group.

(b)    Seller agrees that it shall not, and shall procure that no member of Seller Group shall, between the Signing Date and the date that is [*****] after the Closing Date, directly or indirectly (i) solicit; (ii) entice away from the employment of a Sale Company; or (iii) offer to employ or engage (in any capacity), any Employee (other than a Retained Employee), other than:

(i)    as a result of a bona fide general advertisement; or

(ii)    such individual has made an unsolicited approach to Seller or any member of Seller Group.

10.3    Employment Liabilities

Subject to Section 10.13, the Sale Companies shall remain the sole employer of their respective Employees after Closing and shall continue to be solely responsible for all payment, benefits, tax and social security contributions and other employment liabilities to, or in respect of, all of their respective Employees, and Purchaser shall procure that the Sale Companies shall discharge the same. As of Closing, neither Seller nor any member of Seller Group shall have or assume any liability either alone or jointly with any Sale Company (or any member of Purchaser Group) in respect of any liabilities or obligations owed to any of the Employees (howsoever and whenever arising). Purchaser shall have no responsibility or liability in respect of any Designated Expatriate Employee(s) who elect(s) not to accept the offer of employment made pursuant to Section 10.9.

10.4    [*****]

10.5    No Terminations

For [*****] following the Closing Date, Purchaser shall not cause or permit the Sale Companies to terminate the employment of any Employee other than for “cause” excluding, for the avoidance of doubt, any Employees on fixed-term contracts, who may be terminated at the end of the applicable fixed term.

10.6    Bonuses

Purchaser undertakes that the Employees shall receive annual bonuses for the year of the Closing no less than they would have received pursuant to the annual bonus plan of the Sale Companies in effect immediately prior to the Closing and in no event shall Purchaser reduce their target annual bonuses for such year.

10.7    Equity Award Payments

(a)    Seller shall be responsible for the Long-Term Equity Incentive Amount, which has been estimated as of the date of this Agreement to be US$[*****] based on the allocation methodology that has been agreed between the Parties prior to the date of this Agreement. This estimated amount may be adjusted prior to Closing as soon as is reasonably practicable once it is known which Designated Expatriate Employees have accepted offers of employment from Purchaser in accordance with Section 10.9 and shall be mutually agreed in writing between the Parties.

(b)    Purchaser shall cause the Sale Companies to make the cash payments in respect of unvested equity awards to certain Employees at the times and in the amounts agreed between the Parties, which shall be consistent with the data provided by Seller to Purchaser in the Employee Matters Hard Disk.

10.8    Retained Employee(s)

Seller may cause some or all of the employees of the Sale Companies notified in writing by Seller to Purchaser prior to the Signing Date to be transferred to Seller or a member of the Seller

Group (other than the Sale Companies) prior to the Closing (the employee(s) who are so transferred, the “Retained Employee(s)”).  Seller shall bear all costs associated with the Retained Employee(s), and such individuals shall not be treated as “Employees” for the purposes of this Agreement.

10.9    [*****].

10.10    [*****].

10.11    Seller Plans

Effective as of the Closing, each Sale Company shall cease to be a participating employer in all benefit plans and policies of the Seller and its Affiliates that are not plans maintained solely by one or more of the Sale Companies.

10.12    Communication with respect to this Agreement

Nothing in this Agreement shall restrict Seller, the Sale Companies and/or other members of Seller Group before Closing from informing or consulting the Employees regarding the transactions contemplated by this Agreement as they shall think fit, provided that Seller shall consult with Purchaser to arrange and agree upon the communication plan for the joint ‘town hall’ meeting with the Employees and Designated Expatriate Employees that will occur after the signing of this Agreement.

10.13    Purchaser Indemnity with respect to Employee and Benefit Matters

Subject to Closing, Purchaser unconditionally releases (and shall procure that each other member of Purchaser Group unconditionally releases) and shall indemnify and keep indemnified Seller and any other member of Seller Group in respect of all Liabilities and Costs arising as a result of any breach of any of Purchaser's undertakings set out in this Section 10.

Section 11
LIMITATIONS OF LIABILITY

11.1    Liability of Seller and Purchaser for a Breach

(a)    Seller shall have no liability to Purchaser in respect of a Claim or Excluded Claim pursuant to Exhibit 6  (Taxation) if and to the extent that a limitation set out in this Section 11 applies and provided at all times and in each case that Seller shall not be obliged to make any payment in respect of such claim if it has remedied the relevant breach within sixty (60) days after Seller has been notified of such claim pursuant to Section 11.6. Any compensation payments made by Seller pursuant to this Agreement shall be deemed, so far as possible, to be adjustments of the Purchase Price.

(b)    Seller shall only be liable in respect of any claim under this Agreement (other than an Excluded Claim pursuant to Exhibit 6  (Taxation)) if and to the extent that such claim is admitted by Seller or determined by an arbitral tribunal constituted pursuant to Section 14.9(c).

(c)    Nothing in this Section 11 shall restrict or limit the general obligation at law of Purchaser to mitigate any Losses.

11.2    Disclosed or Known Matters

(a)    Seller shall not be liable for a Claim (other than a Claim for breach of a Fundamental Warranty) if and to the extent the fact, matter, event or circumstance giving rise to such Claim:

(i)    has been Fairly Disclosed in writing in the data, documents or other information made available by Seller or any of Seller’s Representatives to Purchaser or Purchaser’s Representatives in (A) the Data Room; or (B) in any response by Seller or any Seller's Representative to questions submitted by Purchaser or any of Purchaser's Representatives as detailed in the Q&A Log (together, the "Data Room Information"), the contents of each of which are on the Hard Disk and the Employee Matters Hard Disk;

(ii)    has been Fairly Disclosed in this Agreement (including any Exhibits hereto), and any other agreement entered into between the Parties in connection with this Agreement prior to or contemporaneously with entering into this Agreement, or the Disclosure Letter;

(iii)    in respect of the warranties deemed repeated at Closing, has been Fairly Disclosed in the Supplemental Disclosure Letter (if any) delivered to Purchaser in accordance with Section 7.1(d);

(iv)    is done or omitted to be done pursuant to and in accordance with this Agreement, any Exhibit attached hereto or any other agreement entered into between the Parties in connection with this Agreement;

(v)    has been Fairly Disclosed prior to the Signing Date and specifically in connection with the preparation, evaluation and/or negotiation of the transactions contemplated by this Agreement in:

(A)    any written correspondence exchanged from Seller or any of Seller's Representatives to Purchaser or any of Purchaser’s Representatives that have been engaged by Purchaser for the purposes of the transactions contemplated by this Agreement; or

(B)    any oral disclosure by Seller or any of Seller's Representatives during any of the scheduled management, expert or functional presentations listed in Exhibit 14 (Presentations), provided that in the event of any conflict between the oral disclosure and any written disclosure pursuant to Sections 11.2(a)(i) to 11.2(a)(iv) (inclusive) above, then such written disclosure shall prevail to the extent of such conflict,

and in each case where the subject matter of that written correspondence or oral disclosure is within the stated technical expertise or functional role of one or more of such individuals receiving the relevant written correspondence or oral disclosure (as the case may be); or

(vi)    has been actually known to any member of Purchaser's Knowledge Group prior to the Signing Date, including knowledge as a result of any due diligence investigation by Purchaser or any Purchaser’s Representative.

(b)    Seller shall not be liable for a Claim or Excluded Claim if and to the extent that:

(i)    such Claim arises or is increased as a result of the passing of, or any change (including any retrospective change) in, the interpretation of, any law or regulation, or in the administrative practice, of any Governmental Entity or regulatory body enacted after or coming into effect after (A) with respect to any Claim under any warranty in Sections 7.3 to 7.17, the Signing Date; and (B) in all other cases, the Effective Date;

(ii)    the Loss attributable to such Claim has been recovered by Purchaser under any other term of this Agreement or any other document referred to herein or to the extent that the subject of the Claim has been or is made good or is otherwise compensated for without cost to Purchaser and accordingly Purchaser may only recover once in respect of the same Loss;

(iii)    the matter is provided or reserved for in the Commercial Adjustment, the Closing Statement, the Working Capital Adjustment or the Locked Box Accounts;

(iv)    it arises or is increased as a result of any voluntary act or omission of Purchaser or Purchaser Group save where such act or omission (i) is required by any applicable laws; (ii) is taken pursuant to the terms of this Agreement or any other agreement entered into between the Parties in connection with this Agreement; (iii) is carried out on its behalf by or under direction of or with the written consent of a member of the Seller Group; or (iv) occurs pursuant to an obligation entered into by a Sale Company including the Material Contracts, the Material Agreements or the Joint Account Contracts prior to the Locked Box Accounts Date; or

(v)    the Loss results from the denial of cost recovery by PETRONAS for any expenditure made by a Sale Company.

(c)    All matters, facts and circumstances Fairly Disclosed to Purchaser or any of Purchaser's Representatives apply to each of the warranties given by Seller (excluding the Fundamental Warranties except in accordance with Section 7.1(d)) and Purchaser agrees that it shall not, and shall procure that Purchaser's Representatives shall not, be entitled to claim that any fact, matter or circumstance has not been disclosed to it by reason of any fact, matter or circumstance Fairly Disclosed not being specifically related to any particular warranty.  Accordingly, such warranties given by Seller are made and given subject to all matters, facts and circumstances Fairly Disclosed to Purchaser or any of Purchaser's Representatives and all matters, facts and circumstances Fairly Disclosed shall apply to all such warranties given by Seller and shall not be limited in any way to any specific warranty.

(d)    Save in respect of any indemnity relating to Taxation in Exhibit 6  (Taxation), in calculating the liability of Seller under this Agreement (i) there shall be taken into account the extent to which Purchaser's rights to Crude Oil or Natural Gas will be increased as a result of the matter giving rise to such liability qualifying for cost recovery under the PSCs; and (ii) Taxation will be increased as a result of the increase referred to in paragraph (i) of this Section 11.2(d). The effect of the events in paragraphs (i) and (ii) of this provision shall be determined by reference to the economic value of such effects having regard to their likely timing, the time value of money and the probability of their occurrence.

(e)    Purchaser confirms to Seller that, prior to the Signing Date, no member of the Purchaser’s Knowledge Group has knowledge of any breach of any warranty given by Seller under Section 7.

11.3    Right of Recovery

(a)    If Purchaser or any member of Purchaser Group has a right of recovery (whether by insurance, payment, discount, credit, relief or otherwise) against a person, including any Other Participant or PETRONAS or an insurer, in respect (in whole or in part) of a matter which has given rise to a Claim or Excluded Claim (a "Right of Recovery"), Purchaser shall:

(i)    notify Seller of the Right of Recovery as soon as reasonably practicable following it coming to the notice of Purchaser or any member of Purchaser Group (provided that delay in notice shall only relieve Seller of any liability to the extent the liability is increased);

(ii)    to the extent within its control, seek to exercise each Right of Recovery; and

(iii)    keep Seller reasonably informed of the material progress and provide Seller with copies of all material correspondence and documentation.

(b)    If and to the extent that Purchaser or any member of Purchaser Group has a Right of Recovery and Purchaser actually recovers an amount from such third party, the amount of the Claim or Excluded Claim shall be reduced to the extent of the amount recovered (less any reasonable out of pocket expenses incurred by Purchaser or any member of Purchaser Group in recovering the amount and any Tax attributable to or suffered in respect of the amount recovered).

(c)    If Seller pays an amount to Purchaser in respect of a Claim or Excluded Claim and Purchaser or any member of Purchaser Group subsequently recovers from a third party including an insurer, any Other Participant or PETRONAS an amount which relates (in whole or in part) to the matter that gave rise to such claim, Purchaser shall notify Seller of that fact and the amount recovered and:

(i)    if the amount paid by Seller to Purchaser is less than the amount recovered from the third party, Purchaser must pay Seller an amount equal to the amount that Seller paid to Purchaser (less any reasonable out of pocket expenses incurred by Purchaser or any member of Purchaser Group in recovering the amount and any Tax attributable to or suffered in respect of the amount recovered); and

(ii)    if the amount paid by Seller to Purchaser is more than the amount recovered from the third party, Purchaser must pay Seller an amount equal to the amount recovered from the third party (less any reasonable out of pocket expenses incurred by Purchaser or any member of Purchaser Group in recovering the amount and any Tax attributable to or suffered in respect of the amount recovered).

11.4    Thresholds and Aggregate Amounts of Seller's Liability

(a)    Seller shall only be liable for any Losses arising out of a Claim if and to the extent the Loss with respect to an individual Claim exceeds an amount of US$[*****] (exclusive of legal fees), and then only be liable if all recoverable Losses for any such Claims (excluding any Claims below US$[*****] (exclusive of legal fees)) exceed an aggregate amount of US$[*****] (in which case Seller shall be liable for the full amount of all such Claims and not only the excess amount above US$[*****]).

(b)    Subject to Section 11.4(c) and Section 11.4(d), Seller's aggregate liability arising out of or in connection with this Agreement, including for all Claims (other than those arising out of or in connection with a breach of the Fundamental Warranties), shall be limited to an aggregate amount equal to [*****].

(c)    Seller’s aggregate liability arising out of or in connection with all claims for indemnification pursuant to Section [*****] and Exhibit 6  (Taxation), shall be limited to an aggregate amount equal to [*****].

(d)    Seller's aggregate liability arising out of or in connection with a breach of the Fundamental Warranties shall, together with Seller's liability arising in respect of all other Claims, Excluded Claims and all claims of whatever kind under this Agreement, be limited to an aggregate amount equal to [*****].

11.5    Limitation Periods

(a)    All claims of Purchaser under or in connection with this Agreement shall be time-barred upon expiration of the following periods and Seller shall have no liability in respect of any claim unless written notice of such claim in accordance with Section 11.6(a) shall have been given by Purchaser to Seller:

(i)    in the case of any Claim (other than a Claim under the Fundamental Warranties, the warranties set forth in Section 7.13  (Environmental Matters) and the warranties set forth in Section 7.14  (Tax)), by not later than [*****] after the Closing Date;

(ii)    in the case of any Claim under the Fundamental Warranties and any Claim under the warranties set forth in Section 7.13  (Environmental Matters), by not later than [*****] after the Closing Date;

(iii)    in the case of any Claim under the warranties set forth in Section 7.14  (Tax), by not later than [*****] after the expiration of the applicable statute of limitations applicable to the underlying liability; and

(iv)    in the case of Sellers’ indemnity contained in Section [*****], by not later than the date which is [*****] after the Closing Date.

(b)    Subject to Sections 11.3 and 11.6(a), with respect to a Claim or Excluded Claim (other than Seller’s indemnity contained in paragraph 1 of Exhibit 6  (Taxation) in respect of which the provisions in Exhibit 6  (Taxation) shall apply), any limitation period arising pursuant to this Agreement shall be suspended only if and as long as a notice of claim is timely filed with SIAC in accordance with Section 14.9 within nine (9) months after notice has been given by Purchaser in accordance with Section 11.6(a).

(c)    Without prejudice to the other provisions of this Section 11, Seller shall have no liability to Purchaser in respect of any contingent liability, and Purchaser shall not be entitled to make a Claim under this Agreement in respect of any contingent liability, until such time as it becomes an actual liability and is due and payable.

11.6    Compensation Procedures

(a)    In the event that Purchaser becomes aware of any breach of a warranty, covenant or agreement of Seller contained in this Agreement (other than Seller’s indemnity contained in paragraph 1 of Exhibit 6  (Taxation) in respect of which the provisions in Exhibit 6  (Taxation) shall apply) that may result in a claim being made by Purchaser under this Agreement, Purchaser shall promptly (and in any event within fifteen (15) Business Days, provided that delay in notice shall only relieve Seller of any liability to the extent the liability is increased) notify Seller of such breach in writing, describe its claim in reasonable detail and provide relevant information in its possession in relation to such claim to Seller in order to enable Seller to review and assess whether a breach has occurred and, to the extent then feasible, set forth the estimated amount of such claim (including, to the extent possible, its calculation of the Loss thereby alleged to have been suffered by it). Seller shall have the right to remedy the breach within sixty (60) days following such notice, and Purchaser shall reasonably cooperate with and assist Seller in such remedy. Any applicable limitation period arising pursuant to this Agreement shall be suspended during such sixty (60)-day period.

(b)    In the event that any action, claim, demand or proceeding that may result in a claim being made by Purchaser under this Agreement is asserted or announced by any third party (including any Governmental Entity) against Purchaser or any Purchaser Affiliate (other than Seller’s indemnity contained in paragraph 1 of Exhibit 6  (Taxation) in respect of which the provisions in Exhibit 6  (Taxation) shall apply) (a "Third Party Claim"), Purchaser agrees, and shall cause all Purchaser Affiliates, (i) as soon as practicable upon becoming aware (and in any event within fifteen (15) Business Days, provided that delay in notice shall only relieve Seller of any liability to the extent the liability is increased or Seller is prejudiced in its ability to defend the Third Party Claim) to notify Seller by written notice of such Third Party Claim, (ii) to permit Seller and Seller's Representatives to participate in all meetings, discussions and correspondence with the third party, (iii) to promptly provide Seller with copies of any correspondence received from or sent to any third party in connection with the Third Party Claim, (including any questions or information requests by any competent court or authority), (iv) to provide Seller access, upon reasonable advance notice and during normal business hours, to all relevant books and records, other information, premises and personnel and (v) not to provide the third party with information, nor to acknowledge or settle the Third Party Claim, nor to agree to any allegations or findings of the relevant third party or otherwise to concede any fact or circumstance without Seller's prior written consent (such consent not to be unreasonably withheld).

(c)    In addition, subject to Purchaser being indemnified by Seller against any reasonable costs, losses and expenses (i) incurred by Purchaser prior to the Seller assuming conduct of any claim pursuant to this Section 11.6(c) and (ii) which are subsequently incurred by Purchaser as a result of any act or omission of Seller in relation to the liability or alleged liability to the third party asserting such claim.  Seller shall have the right, at any time during the proceedings, to assume the control of the defence of the Third Party Claim. In such case, Seller may defend the claim by all appropriate actions and shall have the sole power to direct and control such defence. In particular, (i) Seller may appoint and instruct counsel (who shall be empowered by Purchaser or the relevant Sale Company by such documents as reasonably requested by Seller) and (ii) Purchaser agrees, and shall cause each Sale Company, to litigate or settle the Third Party Claim in accordance with Seller's instructions and to comply with any other directions of Seller in relation to the defence of the Third Party Claim. Purchaser shall, and shall cause each Sale Company to, provide such assistance as Seller may reasonably require in the defence of any Third Party Claim.

(d)    Seller shall not be liable for a claim to the extent that a Loss in connection with such claim arises or is increased as a result of the failure by Purchaser to comply with its obligations under Section 11.6(b) or 11.6(c).

(e)    No action by Seller or Seller's Representatives in connection with the defence of any Third Party Claim shall be construed as an acknowledgement (whether express or implied) of Purchaser's claim under this Agreement or of any underlying facts related to such claim.

(f)    Seller and Purchaser shall ensure that any information exchanged under or in connection with this Section 11.6 shall only be used by the respective other Party for the purpose of this Agreement and is kept confidential with respect to all other purposes in accordance with the terms of this Agreement.

(g)    To the extent that any information exchanged under or in connection with this Section 11.6 is privileged:

(i)    no privilege shall be waived by reason of or as a result of its being exchanged under or in connection with this Section 11.6; and

(ii)    if a third party requests disclosure by the recipient of that information, the recipient shall or, if the recipient is an Affiliate of a Party, the relevant Party shall procure that the recipient shall, promptly notify the provider of the information and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.

11.7    Benefit

Subject to Section 14.7(b), the rights of Purchaser to make or bring a claim are personal to Purchaser and may not be assigned or otherwise transferred to any other person.

11.8    No Additional Rights or Remedies

(a)    Purchaser agrees that its sole rights and remedies with respect to any Claim shall be damages, and that such damages shall be subject to any and all limitations set out in this Agreement and that Purchaser expressly waives any and all other rights and remedies in respect of any Claim save for those specifically provided for in this Agreement. For the avoidance of doubt, the Parties agree that any and all warranties given in Sections 4.4(a),  7.3 to 7.17 are given solely as a warranty and are not given as representations nor, except as provided in Section 4.4(a), do they constitute an indemnity or covenant to pay in respect of any loss arising as a result of a breach of any warranty, as such, damages in respect of any breach of a warranty shall be assessed in a manner consistent with this position and not on an indemnity basis, and in any event and at all times subject to the limitations set out in this Agreement.

(b)    No Party shall have any right to rescind, cancel or otherwise terminate this Agreement or exercise any right or remedy which would have a similar effect, except for the termination rights set forth in Section 12.

Section 12
Termination

12.1    Termination Rights

(a)    This Agreement may only be terminated prior to Closing and, in such circumstances, by written notice to the other Party given within five (5) Business Days after the termination right has arisen, as follows:

(i)    by either Party if Closing has not occurred by the Longstop Date;

(ii)    by either Party pursuant to Section 6.3(c) without any further reminder or prior notice being required;

(iii)    by either Party, if Carigali or Pertamina validly exercises its pre-emptive rights listed in Section 5.1(a)(i) or 5.1(a)(ii); or

(iv)    by Purchaser, if a MAE Notice is delivered to Seller by Purchaser pursuant to Section 12.2(a) and:

(A)    Seller does not notify Purchaser that it disagrees that a Material Adverse Effect has occurred within the time period specified in Section 12.2(b); or

(B)    the Independent Expert determines, in accordance with Sections 12.2(c) to 12.2(h) (inclusive), that a Material Adverse Effect has occurred.

Other than as set out above, neither Party shall have a right (including any right under common law or any right in respect of a Claim, other than in the case of fraud) to delay or defer Closing, either before or after Closing, to rescind or terminate or fail to perform this Agreement and shall not be entitled to treat the other Party as having repudiated this Agreement.

12.2    Termination by Purchaser for a Material Adverse Effect

(a)    If before Closing Purchaser considers that a Material Adverse Effect has occurred, Purchaser shall be entitled to notify Seller of the same (such notice a "MAE Notice").  Any MAE Notice shall include reasonable details as to why Purchaser considers that such Material Adverse Effect has occurred.

(b)    If, within twenty (20) Business Days after a MAE Notice has been delivered by Purchaser, Seller notifies Purchaser that it disagrees that a Material Adverse Effect has occurred or is subsisting, the issue of whether a Material Adverse Effect has occurred shall be referred by Seller and Purchaser to an independent expert (the "Independent Expert") for determination.  The Independent Expert shall be appointed and shall carry out an expert determination in accordance with Sections 12.2(c) to 12.2(h) (inclusive).  The expert determination shall be conducted, and the Independent Expert's decision shall be written, in the English language.

(c)    The Independent Expert shall be a barrister who has been called to the Bar of England and Wales for at least fifteen (15) years and with experience in handling disputes arising from corporate transactions in the oil and gas industry, the identity of whom shall be agreed between Seller and Purchaser or, failing such agreement within ten (10) Business Days of the initial notification by Seller or Purchaser to the other of its intention to make a reference to the Independent Expert pursuant to this Section 12.2, shall be a barrister satisfying the requirements set out above who is appointed by the President for the time being of The Law Society of England and Wales (the "Appointing Authority") on the written application of either Seller or Purchaser.  Prior to his appointment, the Independent Expert shall declare all current and past associations with either Party and confirm that he is impartial, independent and not aware of any conflicts of interest.  The Independent Expert shall endeavour to make his determination (the "Determination") as to whether or not a Material Adverse Effect has occurred within twenty (20) Business Days but no later than thirty (30) Business Days from the date of his appointment, provided that failure to do so shall not invalidate the Determination.  The Independent Expert shall act as an expert and not as an arbitrator and the Arbitration Act 1996 shall not apply. The Determination shall:

(i)    be in writing;

(ii)    state the reasons upon which it is based; and

(iii)    in the absence of fraud or manifest error, be final and binding on the Parties for all purposes of this Agreement.

(d)    If the Independent Expert dies, resigns or becomes unwilling or incapable of acting or fails to reach a determination, either Party may apply to the Appointing Authority to discharge the Independent Expert and appoint a replacement Independent Expert with the required expertise pursuant to the abovementioned procedure.

(e)    Insofar as the Independent Expert considers necessary for the purposes of determining whether or not a Material Adverse Effect has occurred, the Independent Expert shall be entitled to:

(i)    take into consideration and interpret any provision of this Agreement;

(ii)    in the absence of agreement between Seller and Purchaser, determine the procedure to be followed by the Independent Expert, insofar as such procedure is not set out herein; and

(iii)    request comments, data, information, documents and/or submissions to enable him to make his Determination, and Seller and Purchaser shall comply promptly with such requests.

All comments, data, information, documents and submissions provided to the Independent Expert in writing by Seller or Purchaser shall be copied simultaneously to the other Party.  All matters concerning the process and the result of the determination by the Independent Expert shall be kept confidential among the parties and the Independent Expert.  Each Party shall act reasonably and co-operate fully in the expeditious conduct of such expert determination and otherwise knowingly do anything to hinder or prevent the Independent Expert from reaching their determination.

(f)    The Independent Expert may instruct valuers and/or other professional advisers to the extent that he considers it necessary to do so in order to make the Determination.  Each Party shall bear the costs and expenses of all advisers, witnesses and employees retained by it for the purposes of the Determination.  The fees and expenses of the Independent Expert (including the reasonable fees and expenses of any valuers and/or other professional advisers duly instructed by him) and any fees payable to the Appointing Authority shall be borne between Seller on the one hand and Purchaser on the other hand in equal shares unless the Independent Expert otherwise determines.

(g)    The Independent Expert may, at the request of Seller or Purchaser or on his own motion, require statements or appearances by Party witnesses.  No meeting between the Independent Expert and a Party shall take place unless both Seller and Purchaser have had notice of such meeting and have been given a reasonable opportunity to attend such meeting.  The language to be used in relation to the Determination shall be English and any documents which are not in the English language and which are to be provided to the Independent Expert shall be provided to the Independent Expert in their original form together with an English translation.

(h)    If:

(i)    the Independent Expert determines that a Material Adverse Effect has not occurred; or

(ii)    Purchaser notifies Seller that it waives its right to terminate this Agreement in respect of a Material Adverse Effect which exists or which it considers to exist (including those found in a Determination to exist), then, without prejudice to any other termination of this Agreement, the Closing Date shall, if the Conditions Precedent have been satisfied or waived on the date of the Determination referred to in Section 12.2(h)(i) or the date of the notice from Purchaser referred to in Section 12.2(h)(ii), be five (5) Business Days following such Determination or notice (as applicable), provided that if such date would fall after the Longstop Date, the Longstop Date shall be amended, to the day following such date.

(i)    In the event that Purchaser terminates this Agreement pursuant to this Section 12.2, such termination shall be the sole and exclusive remedy available to Purchaser and shall preclude the making of any Claim by Purchaser under this Agreement in respect of the Material Adverse Effect for which this Agreement was terminated, provided that the terms of Sections 12.3(b) shall apply.

12.3    Effects of Termination

(a)    Upon termination in accordance with Section 12.1 all rights and obligations of the Parties hereunder shall terminate save for (A) those set out in the provisions of Section 1  (Definitions), Section 11  (Limitations of Liability), this Section 12.3  (Effects of Termination) and Section 14  (Miscellaneous) which shall survive any termination of this Agreement and (B) all accrued rights and liabilities of the Parties in respect of damages for non-performance of any obligation falling due for performance or otherwise for breach of contract prior to such termination which shall continue to exist.

(b)    Within ten (10) Business Days after the date of termination, Purchaser shall return (or, in the case of information provided other than in physical form, delete and destroy without keeping any copies) the Data Room documents and any other information relating to the Sale Shares, Seller or any of its Affiliates (including the Sale Companies) which has been made available or supplied to Purchaser or any Purchaser's Representative by Seller or any Seller's Representative before the date of termination and shall confirm in writing to Seller that it has returned (or, to the extent applicable, deleted and destroyed) all such documents and information. In addition, in case of termination, Purchaser agrees to continue to comply with its obligations under Section 14.4 in respect of the Confidentiality Agreement for the longer of (i) the period provided for in such Confidentiality Agreement and (ii) the period ending three years after the effective date of termination of this Agreement.

Section 13
Taxation

13.1    Tax Indemnity

Exhibit 6  (Taxation) shall apply, conditioned upon the occurrence of Closing, in respect of Taxation with effect from the Closing Date.

13.2    Tax Refunds

(a)    Subject to Closing, Purchaser shall procure that the Sale Companies take at the Seller’s sole cost and expense (but not including Purchaser’s internal management time) all reasonable and prompt steps to enforce the recovery of the Block SK Tax Refund and the Block K Tax Refund from the relevant Taxation Authority and shall keep Seller informed of the progress of all action taken and provide Seller with copies of all relevant correspondence and documentation.

(b)    Subject to Closing, Purchaser shall, and shall ensure that the relevant Sale Company shall, at the Seller’s sole cost and expense (but not including Purchaser’s internal management time) take any action Seller may reasonably request in connection with enforcing the recovery of the Block SK Tax Refund and the Block K Tax Refund from the relevant Taxation Authority.

(c)    In accordance with Section 13.2(e) below, Purchaser shall pay to Seller an amount equal to the Block SK Tax Refund or Block K Tax Refund received by any Sale Company, less any costs and expenses incurred by Purchaser and/or the Sale Companies pursuant to Section 13.2(a) and 13.2(b) (but not including Purchaser’s internal management time) which have not been reimbursed by Seller on or prior to such date.

(d)    Purchaser shall procure that all necessary steps are taken within a reasonable time (and taking into account of any time limits) to maximize recovery of the Block SK Tax Refund and the Block K Tax Refund.

(e)    Purchaser shall pay, or procure that the relevant Sale Company pays, the relevant amount in accordance with Section 13.2(c) to Seller within fifteen (15) Business Days after receipt of the Block SK Tax Refund or Block K Tax Refund.

Section 14
Miscellaneous

14.1    Notices

    All notices, requests and other communications hereunder in connection with this Agreement shall be made in writing in the English language and delivered by hand, by courier, by fax, or by email to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner. A notice given under any provision of this Agreement shall be deemed to have been served only if and when it has actually been delivered to the address of the Party set forth below.

To Seller:

Canam Offshore Limited
C/O Murphy Oil Corporation

Attn. [††††† ]

Law Department

300 East Peach Street
El Dorado, Arkansas 71730
USA

Fax: [††††† ]

Email: [††††† ]

with a copy to:

Murphy Oil Corporation
Attn. [††††† ]
Business Development
9805 Katy Fwy, Suite G-200

Houston, Texas 77024
USA
Fax: [††††† ]

Email: [††††† ]

To Purchaser:

PTTEP HK Offshore Limited
Attn. [††††† ]
Room 1901, 19/F Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong
Email: [††††† ]

with a copy to:

PTT Exploration and Production Public Limited

Attn. [††††† ]

Energy Complex Building A, Floor 6, 19-36

555/1 Vibhavadi Rangsit Road

Chatuchak Bangkok 10900

Thailand

Email: [††††† ]

14.2    Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with Section 14.1 is deemed given:

(a)    if delivered by hand or courier, at the time of delivery, except as provided in Section 14.3;

(b)    if sent by fax, on production of written confirmation of complete transmission from the machine from which the fax was sent to the recipient's fax number, except as provided in Section 14.3; or

(c)    if sent by email, on receipt of an automated delivery receipt or confirmation of receipt from the relevant server, except as provided in Section 14.3.

14.3    Effect of delivery before 9.00 a.m. and/or after 5.00 p.m. or on a non-Business Day

(a)    If deemed delivery under Section 14.2 of a notice or other communication delivered by hand or courier or sent by fax or email occurs before 9:00 a.m. on a Business Day, the notice or other communication is deemed delivered at 9:00 a.m. on that day.

(b)    If deemed delivery under Section 14.2 of a notice or other communication delivered by hand or courier or sent by fax or email occurs after 5:00 p.m. on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9:00 a.m. on the next Business Day.

14.4    Announcements; Confidentiality; Non-Solicitation

(a)    Each Party agrees that the existence and terms of this Agreement and all information furnished or disclosed to the Parties or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, including any agreement entered into pursuant to this Agreement (including Records retained by Seller pursuant to Section 9.5(b)), and the negotiations (including due diligence) relating to this Agreement and the agreements referred to in it and any confidential information regarding the other Parties (except information in the public domain or lawfully held by a Party prior to the Signing Date other than under the Confidentiality Agreement) ("Confidential Information") shall be held confidential by the Parties and shall not be divulged in any way by a Party to any third party without the prior written approval of the other Parties provided that a Party may, without such approval, disclose such Confidential Information to:

(i)    any professional consultants, upon obtaining a similar undertaking of confidentiality (but excluding any right to make further disclosure) from such consultants (provided, however, that in the case of outside legal counsel, such Party shall only be required to procure that such legal counsel is bound by an obligation of confidentiality);

(ii)    any Governmental Entity lawfully requesting such information;

(iii)    the extent required pursuant to any legal or arbitration proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(iv)    any of its Affiliates, and PTT in the case of Purchaser, upon obtaining a similar undertaking of confidentiality from such Affiliates and PTT, as the case may be;

(v)    its employees, subject to the disclosing Party taking sufficient precautions to ensure such information is kept confidential;

(vi)    in the case of Seller, any of the lenders to its Affiliates which are required to be notified of the terms of the transactions contemplated by this Agreement;

(vii)    the extent required by any applicable laws, or the requirements of any recognised stock exchange on which the shares or other securities of the relevant Party or any of Seller Group or Purchaser Group, as the case requires, are listed or traded;

(viii)    the other parties to the Material Contracts and PETRONAS to the extent required to satisfy the Conditions Precedent,

provided that prior to disclosure or use of any information pursuant to Sections 14.4(a)(ii) or 14.4(a)(vii), the Party concerned shall promptly notify the other Parties of such requirement with a view to providing the other Parties an opportunity to contest such disclosure or use to the extent permitted by applicable law or otherwise agree the timing and content of such disclosure or use. Notwithstanding the other provisions hereof, and for the avoidance of doubt, Murphy Oil Corporation shall be entitled to disclose the existence, terms and conditions of this Agreement and any other agreement entered into by the Parties in connection with this Agreement, and the full text of this Agreement, in a Current Report on Form 8-K or Form 10-Q filed with the Securities and Exchange Commission in accordance with the requirements thereof, provided that not less than 48 hours prior to making such disclosure of the Form 10-Q it will consult with Purchaser as to the commercially sensitive text to be proposed for redaction and consider any comments provided by Purchaser.

(b)    No Party shall, and each Party shall procure that none of its Affiliates shall, issue or make any public announcement or statement regarding this Agreement or its terms or the transactions contemplated hereby without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed) except (i) to third parties holding Pre-emptive Rights that may be applicable to the transactions contemplated hereby or (ii) where such announcement or statement is required to comply with applicable laws or the requirements of any recognised stock exchange on which the shares or other securities of the relevant Party or any of Seller Group or Purchaser Group, as the case requires, are listed or traded (and in such circumstances, any such announcement or statement shall be made, to the extent permissible, after providing the other Party with a reasonable opportunity to provide its comments on such announcement or statement, and the disclosure made shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, rules or regulations, as the case may be).

14.5    Costs and Expenses

(a)    Other than as expressly set out in this Agreement, each Party shall pay its own expenses, including the costs of its advisors, incurred in connection with this Agreement.

(b)    Purchaser shall be liable for any Transaction Taxes, including any related interest or penalties, arising solely in connection with the acquisition of the Sale Shares.  For the avoidance of doubt, Purchaser shall not be and neither Sale Company shall be liable for any Transaction Taxes in connection with any Excluded Asset, which shall be dealt with pursuant to Section 5.2(b)(iv).

14.6    Entire Agreement; Amendments and Waivers

(a)    This Agreement (including all Exhibits hereto) and any other agreement entered into between the Parties in connection with this Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and all understandings (regardless of whether express or implied at law or by custom, usage, course of dealing or otherwise) with respect thereto, except as expressly set forth otherwise herein.

(b)    It is agreed that:

(i)    no Party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of the other Party (or any of its Affiliates or Representatives) in relation to the transactions contemplated by this Agreement that is not expressly set out in this Agreement or any other agreement entered into between the Parties in connection with this Agreement;

(ii)    any terms or conditions implied by law in any jurisdiction in relation to the transactions contemplated by the this Agreement or any other any other agreement entered into between the Parties in connection with this Agreement are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(iii)    the only right or remedy of a Party in relation to any provision of this Agreement or any other agreement entered into between the Parties in connection with this Agreement shall be for breach of this Agreement or such other agreement entered into between the Parties in connection with this Agreement; and

(iv)    except for any liability in respect of a breach of this Agreement or any other agreement entered into between the Parties in connection with this Agreement, no Party (nor any of its Affiliates or Representatives) shall owe any duty of care or have any liability in tort or otherwise to any other Party (or any of its Affiliates or Representatives) in relation to the transactions contemplated by this Agreement or any other agreement entered into between the Parties in connection with this Agreement.

(c)    Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud.

(d)    Any provision of this Agreement (including this Section 14.6(d)) may be amended or waived only if such amendment or waiver is by written instrument executed by all Parties and explicitly referring to this Agreement. No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate and be construed as a waiver of any future default or defaults by the same Party whether such default is of a like or of a different character. Delay in exercising or non-exercise of any right, power or remedy shall not be considered a waiver of that right, power or remedy nor shall it otherwise affect that right, power or remedy.

14.7    Obligors; Assignments; Third Party Beneficiaries

(a)    Unless expressly agreed otherwise, no provision of this Agreement shall bind, or result in any obligation or liability being assumed by or guarantee being given by, any (direct or indirect) shareholder of Seller, Seller's Affiliates or any of such shareholder's Affiliates (other than Seller).

(b)    No Party may assign, delegate, subcontract or otherwise transfer, including the entry into of any arrangement whereby another person is to perform, any of its rights or obligations under this Agreement without the prior written consent of each other Party, except that all or any of the rights or benefits of or conferred on Purchaser under this

Agreement ("Purchaser Rights") may be assigned to and between any wholly-owned Affiliate of PTTEP ("Permitted Assignee") provided that if such Permitted Assignee subsequently ceases to be a member of the Purchaser Group, Purchaser shall procure that, prior to its ceasing to be such a member, such Permitted Assignee shall assign so much of the benefit of Purchaser Rights as has been assigned to it to Purchaser or another member of the Purchaser Group. No such assignment shall increase the liability of Seller under this Agreement.

(c)    This Agreement shall be binding on and benefit the successors and permitted assigns of the Parties.

(d)    A person who is not party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, save that: (i) each member of Seller Group shall be entitled to enforce the terms of Sections 3.1,  9.3(c) and 10.13 and paragraph 5 of Exhibit 6  (Taxation); (ii) Seller's Representatives shall be entitled to enforce the terms of Section 14.12; and (iii) each member of Purchaser Group shall be entitled to enforce the terms of Sections [*****] and 3.5. Notwithstanding the foregoing, the Parties may amend or vary this Agreement in accordance with its terms without the prior consent of any member of Seller Group and/or Purchaser Group.

14.8    Further Assurances

Notwithstanding any of the specific undertakings in this Agreement, each Party shall and shall procure that each of its Affiliates shall upon written request, at its own expense, at all times from the Signing Date do or procure the doing of all such acts and execute and deliver or procure the execution and delivery of all such deeds and documents reasonably necessary to implement, give effect to, fully perform and carry out the terms of, and to vest in each Party the benefit of this Agreement and each of the other agreements entered into between the Parties in connection with this Agreement.

14.9    Governing Law, Dispute Resolution and Waiver of Sovereign Immunity

(a)    This Agreement and any non-contractual obligations arising from or in connection with it shall be governed by, and construed in accordance with, English law.

(b)    Any dispute, controversy or claim arising out of or in relation to this Agreement and/or any agreement or document entered into pursuant to or in connection with this Agreement excluding the determination of the Working Capital Adjustment by the Independent Auditor pursuant to Exhibit 12  (Working Capital Adjustment), including any dispute regarding the existence, validity, invalidity, termination, breach or enforceability thereof (including non-contractual disputes, controversies or claims) (a "Dispute"), shall be resolved exclusively and finally by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the time of the Dispute arising and being referred.

(c)    The arbitral tribunal (the “Tribunal”) shall be composed of three arbitrators. The claimant(s) shall jointly nominate one arbitrator and the respondent(s) shall jointly nominate one arbitrator.  The President of the Court of Arbitration of SIAC shall appoint the third arbitrator who will be the presiding arbitrator. In the absence of either or both of the claimant(s) and the respondent(s) nominations having been made within twenty-eight (28) days of the filing of the notice of arbitration, the President of the Court of Arbitration of SIAC shall (in addition to appointing the third arbitrator) appoint an arbitrator to fill any such vacancy and shall designate one of them to act as the presiding arbitrator.

(d)    Singapore shall be the seat of the arbitration and the language of the arbitration shall be English.

(e)    Purchaser irrevocably waives and agrees not to plead or claim in respect of its obligations under this Agreement any existing or future immunity (sovereign or otherwise) from any legal action, suit or arbitration proceeding, from jurisdiction of any court or Tribunal (including any interim relief applications) or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, enforcement of any arbitration amount or otherwise) with respect to themselves or any of their property.

14.10    Severability and Invalidity

    The provisions contained in this Agreement shall be enforceable independently of each of the others and should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply if any provision of this Agreement is invalid or unenforceable because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance. Furthermore, in the event a provision of this Agreement is or becomes invalid in any respect under the law of a jurisdiction, that shall not affect its legality, enforceability or validity of such provision under the law of any other jurisdiction.

14.11    Counterpart Execution

(a)    This Agreement may be executed in any number of counterparts, and by the Parties to it on separate counterparts, and each such counterpart shall be deemed an original Agreement for all purposes but all the counterparts shall together constitute one and the same instrument; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart.

(b)    Transmission of an executed counterpart of this Agreement by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the agreement made, each Party shall, upon request, provide the other with the original of such counterpart as soon as reasonably practicable thereafter.

14.12    No Claims

(a)    Purchaser shall not, and shall procure that its Affiliates shall not, make any claim against any Seller's Representative, and Seller shall not, and shall procure that its Affiliates shall not, make any claim against any Purchaser's Representative, in each case in connection with any misrepresentation or untrue statement made in connection with this Agreement or the proposed sale by Seller and acquisition by Purchaser of the Sale Shares or any of the information of whatever nature relating to the transactions contemplated by this Agreement, the Sale Shares, Seller or any of its Affiliates (including the Sale Companies) made available to Purchaser or to any Purchaser's Representative in any form, in each case irrespective of the negligence of the relevant person, but provided that nothing in this Section 14.12(a) shall purport to exclude any liability for fraud.

(b)    Seller irrevocably waives all rights and claims which it may have against any Sale Company or any of its officers or employees in respect of any misrepresentation, inaccuracy or omission in or from any information or advice given by it or any Employee to Seller to enable it to give any of the Seller's warranties in this Agreement and any agreement entered into or in connection with this Agreement or to prepare the Data Room Information and Disclosure Letters or to assume any of the obligations assumed or to be assumed by it under or pursuant to this Agreement and any agreement entered into or in connection with this Agreement, but provided that nothing in this Section 14.12(b) shall purport to exclude any liability for fraud.

14.13    Language

    The language of this Agreement and the transactions envisaged by it is English and all notices to be given in connection with this Agreement must be in English. All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

14.14    Rights

    The rights of each Party under this Agreement are cumulative and not exclusive of rights and remedies provided by law, other than those expressly excluded under this Agreement. Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement or any other agreement entered into between the Parties in connection with this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

14.15    No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any of the other agreements entered into in connection with this Agreement notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

14.16    Standstill

Purchaser shall not, and shall not cause any members of the Purchaser Group or any of Purchaser's Representatives to, directly or indirectly communicate (whether such communication is oral or written) with PETRONAS or any Other Participant regarding the transactions contemplated by this Agreement except with the prior written consent of Seller until the earlier of:

(a)    Closing; or

(b)    termination of this Agreement.

Seller:

CANAM OFFSHORE LIMITED

By:     _______________________

Name:    [††††† ]

Title:    [††††† ]

77

Purchaser:

PTTEP HK OFFSHORE LIMITED

By:    _______________________

Name:    [††††† ]_____

Title:    [††††† ]_______________

78

Exhibit 6
TAXATION

In this Exhibit 6  (Taxation), the following definitions shall have the following meanings:

"Accounts Relief" means a Relief which has been treated as an asset in preparing the Locked Box Accounts and/or the Closing Statement;

"Event" means any payment, act, transaction including the execution of this Agreement and Closing.  Any reference to an Event occurring on or before a particular date shall include Events that, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred on or before that date;

"First Transferred Interests" has the meaning given to it in the Pertamina SPA;

"Liability for Taxation" means any liability of the Sale Companies to make a payment of (or in respect of) Tax regardless of whether such liability is primarily payable by the Sale Companies and/or whether the Sale Companies has or may have any right of reimbursement against or right of recovery from any other person or persons, in which case the amount of the Liability for Taxation shall be the amount of the actual payment and also:

(c)    the loss of an Accounts Relief; and

(d)    the utilisation or setting off against a Liability for Taxation or against income, profits or gains earned, accrued or received on or before Closing of any Purchaser's Relief, in circumstances where, but for such utilisation or setting off, the relevant Sale Company would have had a Liability for Taxation in respect of which Purchaser would have been able to make a claim against Seller under this Agreement;

and so that the amount of the Liability for Taxation will be (i) in the case of sub-paragraph (a), where the Accounts Relief lost was a right of repayment of Tax, the amount of the repayment which would otherwise have been obtained and in all other cases, the amount of Tax which could have been saved on the basis of the Tax rates current at Closing; or (ii) in the case of sub-paragraph (b) the amount of Tax which has been saved in consequence of the utilisation or set off of the Purchaser's Relief;

“Overprovision” means the amount by which any provision for Tax in the Locked Box Accounts is overstated;

“Pertamina SPA” means the sale and purchase agreement dated 30 September 2014 between the Sale Companies, Pertamina and PT Pertamina (Persero);

“Purchaser’s Relief” means:

(e)    any Accounts Relief;

(f)    Relief of the Sale Companies which arises in respect of an accounting period occurring after the Locked Box Accounts Date; and

(g)    any Relief, whenever arising, of Purchaser or any member of the Purchaser Group other than the Sale Companies;

"Refund" means any refund, credit or repayment of Taxation actually received by a Sale Company (or credited against a liability of a Sale Company to make an actual payment of Tax for which the Seller would not have been liable to make payment under paragraph 1 of this Exhibit 6  (Taxation) or in respect of the Tax Warranties) that has arisen in respect of gross receipts, income, profits or gains earned, accrued or received by the Sale Companies in respect of an accounting period occurring before the Locked Box Accounts Date (excluding any such Refund that is a Purchaser's Relief or a Block SK Tax Refund or Block K Tax Refund);

"Relief" means any loss, relief, allowance, credit, exemption, set-off, right to repayment, trading expenses or any deduction in computing income, profits or gains for the purposes of Tax or other relief of a similar nature granted by or available in relation to Tax or any deduction in computing income, profits or gains for the purposes of Tax;

"Saving" means the reduction or elimination of any liability of the relevant Sale Company to make an actual payment of Tax in respect of which Seller would not have been liable to make a payment under paragraph 1 of this Exhibit 6  (Taxation) or in respect of the Tax Warranties by the use of any Relief arising wholly as a result of a Liability for Taxation in respect of which Seller has made payment or by the use of a Seller’s Relief;

"Seller’s Relief" means any Relief of the Sale Companies which arises at any time on or prior to the Locked Box Accounts Date other than a Purchaser’s Relief;

"Tax Claim" means a self-assessment, claim, assessment, notice, demand or other document issued or action taken by and on behalf of a Taxation Authority, the preparation or submission of any assessment, self assessment, notice, letter or other document by the Sale Companies or Purchaser or any other matter of circumstance from which it appears that the Sale Companies or Purchaser may be liable or is sought to be made liable to make a payment to the Taxation Authority or to another person (whether or not the payment is primarily payable by the Sale Companies and whether or not the Sale Companies have or may have a right of reimbursement against another person) or may be denied or sought to be denied a Relief for which Seller is or may be liable under this Agreement;

"Tax Dispute" means any Tax Claim where conduct is delegated to Seller pursuant to paragraph 7 of this Exhibit 6  (Taxation) or where the Sale Companies are requested to take any action pursuant to paragraph 7.1 of this Exhibit 6  (Taxation);

"Tax Warranties" means the warranties set forth in Section 7.14 of this Agreement;

"Taxation Authority" means any government, state or municipality or any local, state, federal, or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs or excise function (including, but not limited to, the Inland Revenue Board of Malaysia and the Royal Malaysian Customs Department); and

“Transferred Interests” has the meaning given to it in the Pertamina SPA.

1.    Covenant

1.1    Subject to paragraph 2, Seller agrees to pay to Purchaser an amount equal to any:

(a)    Liability for Taxation resulting from or by reference to:

(i)    any Event occurring on or before the Closing; or

(ii)    gross receipts, income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received for Tax purposes) by the Sale Companies on or before the Closing;

(b)    [*****];

(c)    any Liability for Taxation which is primarily the liability of another person (the "Primary Person") for which a Sale Company is liable in consequence of:

(i)    the Primary Person failing to discharge such Tax Liability; and

(ii)    such Sale Company at any time before Closing:

(A)    being a member of the same group of companies as the Primary Person; or

(B)    having control of, being controlled by, or being otherwise connected with, the Primary Person or being controlled by the same person as the Primary Person,

for any Tax purpose; and

(d)    any Liability for Taxation resulting from or by reference to any release, forgiveness, repayment or other settlement on or before Closing of any loan or other receivable owed by or to any Sale Company; and

(e)    costs and expenses reasonably and properly incurred by Purchaser or the Sale Companies in connection with any Liability for Taxation in respect of which Seller is liable under this Exhibit 6  (Taxation) (excluding any such costs and expenses incurred in connection with contesting a Tax Claim or proceeding with a Tax Dispute in respect of which Seller has notified Purchaser in writing that it no longer wishes to contest such Tax Claim or pursue such Tax Dispute) or successfully taking or defending any action under this Exhibit 6  (Taxation).

1.2    The Seller shall pay the relevant amount in accordance with this paragraph 1 to Purchaser in cleared and immediately available funds on the date which shall be on or before the tenth Business Day after the date of the demand for such amount.

2.    Exclusions

2.1    Subject to paragraph 2.3, Seller shall not be liable under paragraph 1.1 above to the extent that:

(a)    it arises as a result of any transaction occurring in the ordinary course of business of the relevant Sale Company in the period between the Locked Box Accounts Date and Closing;

(b)    provision or reserve in respect of the liability is made or reflected in the Locked Box Accounts and/or the Closing Statement;

(c)    the liability is or arises in connection with any Transaction Taxes solely in connection with the acquisition of the Sale Shares;

(d)    such liability was discharged on or before Closing;

(e)    such liability is a liability of the Sale Companies to make a payment of Taxation in circumstances where the Sale Companies have already collected, invoiced or deducted an amount on account of such Taxation and are holding that amount in preparation for making a payment to the relevant Taxation Authority on the due date;

(f)    it arises or is increased as a consequence of any change (including any retrospective change), after the Closing, in the law (including subordinate legislation), rule or regulation or judicial interpretation thereof or in the generally published interpretation or practice of the Taxation Authority or to the extent that such Taxation arises or is increased by a change in the rate of Taxation after the Closing;

(g)    it arises as a result of a change after Closing in the:

(i)    date to which the Sale Companies makes up its accounts; or

(ii)    bases upon which the accounts of the Sale Companies are prepared,

except where such change is made and is necessary in order to comply with generally accepted accounting principles where such principles were not complied with as at Closing;

(h)    such liability would not have arisen but for any transaction, act or omission carried out by Purchaser or the Sale Companies (after Closing), other than a transaction, act or omission which:

(i)    was required by law;

(ii)    was effected under a legally binding obligation of the Sale Companies entered into or created on or before Closing; or

(iii)    was in the ordinary course of business of the Sale Companies as carried on at Closing;

(i)    the liability has been recovered by Purchaser under the Tax Warranties or under another provision under this Agreement or any other agreement entered into between the parties in connection with this Agreement;

(j)    the liability would not have arisen but for an act carried out by Seller prior to Closing at the written request or with the written approval of Purchaser (excluding the Purchaser’s written approval to transfer an Excluded Asset, an act or transaction taken in accordance with Section 9.1  (Interim Period Covenants) of this Agreement or paragraph 6 (Tax Computations) of this Exhibit 6  (Taxation) or this Agreement, or paragraph 7 (Conduct of Claims) of this Exhibit 6  (Taxation), or any other agreement entered into between the parties in connection with this Agreement);

(k)    any Relief (other than a Purchaser’s Relief) is available or is made available for no consideration by a member of the Seller Group to relieve or mitigate such Taxation;

(l)    such liability arises by virtue of any claim, election, surrender or disclaimer made or notice or consent given or by virtue of any other thing done after Closing by or on behalf of a member of the Purchaser Group (including the disclaimer of whole or part of any Relief) other than where the making, giving or doing of such thing was taken into account in the preparation of the Locked Box Accounts;

(m)    such liability would not have arisen but for, or has been increased by, a failure or omission by the Sale Companies to make any valid claim, election, surrender or disclaimer or give any notice or consent or do any other thing after Closing the making, giving or doing of which was taken into account in computing any provision or reserve for Taxation or otherwise in preparing the Locked Box Accounts or was otherwise requested by Seller provided that Seller has notified Purchaser of any such action which needs to be taken at least twenty (20) Business Days prior to the date on which it must be done;

(n)    any income, profits or gains to which the liability is attributable were earned or received by or accrue to the Sale Companies on or before the Locked Box Accounts Date but were not reflected in the Locked Box Accounts or to the extent the liability arises because the assets of the Sale Companies are greater than, or the liabilities are less than, those taken into account in computing the provision or reserve for Taxation in the Locked Box Accounts provided that this sub-paragraph 2.1(n) shall only apply in respect of any income, profit or gains to the extent that the relevant Sale Company retains the benefit of such income, profits or gains at Closing (either as available cash or where such income profit or gains has been expected by the relevant Sale Company in the ordinary course of business);

(o)    such liability arises as a result of a failure of Purchaser to comply with any of its obligations under this Agreement save to the extent that such failure arises as a result of the failure by the Seller to comply with its respective obligations pursuant to this Agreement;

(p)    it relates to interest and penalties to the extent that such interest and penalties are attributable to the unreasonable delay or default by Purchaser, any member of the Purchaser Group, or after Closing, the Sale Companies;

(q)    such liability arises in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or actually received or any Event not in the ordinary course of the Sale Companies business after the Locked Box Accounts Date and on or before Closing but where the Sale Companies have the benefit of such income, profits or gains and such benefit is retained by the Sale Companies at Closing; and

(r)    the liability would not have arisen or would have been reduced but for a cessation of trade or material change in the nature or conduct of a trade carried on by the Sale Companies in either case occurring after Closing.

2.2    Paragraph 1 of this Exhibit 6  (Taxation) does not apply to a liability unless specific written notice of such liability specifying in reasonable detail the circumstances giving rise to such liability has been served on Seller on or prior to the date falling twenty one (21) Business Days after the expiration of the statute of limitations applicable to the underlying liability.

2.3    Paragraphs 2.1(a), 2.1(h), 2.1(j) or 2.1(q) of this Exhibit 6  (Taxation)  shall not apply to limit the liability of the Seller pursuant to paragraph 1 in respect of any Liability for Taxation arising as a result of or by reference to the circumstances or Events referred to in paragraph 1.1(d).

3.    Recovery from Third Parties

3.1    Where Seller has made a payment under paragraph 1 or under the Tax Warranties and Purchaser or Sale Companies become entitled to recover from another person, any amount in respect of such liability, Purchaser shall or procure that the Sale Companies shall:

(a)    notify Seller of its entitlement as soon as reasonably practicable; and

(b)    if so requested by Seller, and subject to Purchaser and the Sale Companies being indemnified by Seller against all losses (including additional Taxation), costs and expenses which may be properly and reasonably incurred, take or procure that the Sale Companies take all reasonable and prompt steps to enforce that recovery against the person in question

(keeping Seller informed of the progress of all action taken and providing Seller with copies of all relevant correspondence and documentation).

3.2    If Purchaser or the Sale Companies recovers an amount referred to in paragraph 3.1, Purchaser shall account to Seller within fifteen (15) Business Days of recovering any such amount for the lesser of:

(a)    any amount recovered (including any related interest or repayment supplement) less any Tax suffered in respect of that amount and any reasonable costs and expenses of recovery (save to the extent that amount has already been satisfied by the indemnity provided for in paragraph 3.1(b)); and

(b)    the amount paid by Seller under paragraph 1 or under the Tax Warranties in respect of the liability in question.

4.    Overprovisions, Refunds and Savings

4.1    If the auditors for the time being of the Sale Companies certify (at the sole cost and expense of Seller) that there has been an Overprovision, Refund or Saving then such Overprovision, Refund or Saving:

(a)    shall first be set off against any payments then due from Seller under paragraph 1 of this Exhibit 6  (Taxation) or in respect of the Tax Warranties; and

(b)    (to the extent there is any excess) shall be set off against any payment(s) already made or subsequently due under paragraph 1 of this Exhibit 6  (Taxation) or for breach of Tax Warranty in chronological order until exhausted, provided that to the extent that such Overprovision, Refund or Saving is set off against any payment already made by Seller (and not previously refunded under this sub-clause), it will promptly be repaid to Seller.

4.2    If Purchaser or the Sale Companies discovers that there has been an Overprovision, Refund or Saving, Purchaser shall as soon as reasonably practicable give written notice thereof to Seller such notice to include reasonably sufficient details of such Overprovision, Refund or Saving and Purchaser will use its reasonable endeavours to procure that the auditors for the time being of the Sale Companies deal expeditiously with a request for a determination as to whether an Overprovision, Refund or Saving has arisen or will arise and will procure that the Sale Companies provide all assistance, documents and other information as may be reasonably required by the aforementioned auditors for that purpose.

4.3    After the Sale Companies’ auditors produce any certificate under this paragraph 4, Seller or Purchaser, may, at any time, request the auditors for the time being of the Sale Companies to review (at the expense of the party making the aforementioned request) that certificate in the light of all relevant circumstances, including any facts of which they were not or it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether, in their opinion, the certificate remains correct or whether, in light of those circumstances, it should be amended.

4.4    If the auditors make an amendment to an earlier certificate and the amount of the Overprovision, Refund or Saving is revised, that revised amount shall be substituted for the previous amount and any adjusting payment that is required shall be made by or to Seller (as the case may be) as soon as reasonably practicable.

4.5    If any dispute arises as to whether there is or has been any Overprovision, Refund or Saving, such dispute shall be referred for determination to a firm of chartered accountants agreed between Seller and Purchaser (or failing such agreement to the Sale Companies’ auditor), who shall act as expert and not as arbitrator (the cost of the determination being shared equally by Seller and Purchaser).

4.6    Purchaser shall procure that all reasonable steps are taken within a reasonable time to maximise an Overprovision, Refund or Saving.

5.    Purchaser’s Secondary Liabilities

From and after the Locked Box Accounts Date, Purchaser shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, (i) any Taxes (other than Transaction Taxes) incurred with respect to the Sale Companies and the Sale Shares and attributable to periods beginning after the Locked Box Accounts Date; (ii) any Taxes of Purchaser or any member of the Purchaser Group; and (iii) any Transaction Taxes arising solely in connection with the acquisition of the Sale Shares, excluding in respect of any Taxes for which the Purchaser could make a claim against the Seller under paragraph 1 or for breach of any Tax Warranty.

6.    Tax Computations

Pre-Closing Accounting Periods

6.1    Subject to and in accordance with the provisions of this paragraph 6, Seller or its duly authorised agents shall (at the Sale Companies’ sole cost and expense):

(a)    prepare and deal with (or procure the preparation and dealing with) all computations and returns relating to Taxation; and

(b)    prepare and deal with all other matters which relate to the computations and returns detailed in paragraph 6.1(a) above, including correspondence,

in respect of all accounting periods (the “Pre-Closing Accounting Periods”) of the Sale Companies ending on or before Closing (“Pre-Closing Tax Documents”).

6.2    Purchaser shall procure that the Sale Companies shall make such claims, surrenders, disclaimers and elections or give such notice or consent or do such other thing as were taken into account in computing a provision for Tax in the Locked Box Accounts relating to the Pre-Closing Tax Documents.

6.3    Seller or its duly authorised agents shall deliver all Pre-Closing Tax Documents that are required to be authorised and signed by the Sale Companies to Purchaser for authorising and signing prior to submission.  The Seller shall take into account and incorporate any reasonable comments of the Purchaser on the Pre-Closing Tax Documents.  If a time limit applies in relation to the submission of any of the Pre-Closing Tax Documents, Seller shall ensure that Purchaser receives the relevant Pre-Closing Tax Documents no later than thirty (30) Business Days before the expiry of the time limit.

6.4    Purchaser shall forward the Pre-Closing Tax Documents delivered to it under paragraph 6.3 for review to the Seller at least fifteen (15) Business Days prior to the intended submission date, which shall be no later than the statutory filing date.  Purchaser shall procure that the Pre- Closing Tax Documents shall be authorised and submitted to the relevant Taxation Authority without amendment or with such amendments as Seller agrees (acting reasonably) and shall give Seller or its agents all such assistance as may be required to agree the Pre-Closing Tax Documents with the relevant Taxation Authority.

6.5    Seller shall procure that:

(a)    Purchaser is kept properly informed of the progress of all material matters relating to the Taxation affairs of the Sale Companies in relation to the Pre-Closing Accounting Periods;

(b)    Purchaser receives copies of all written material correspondence to, or from, any Taxation Authority insofar as it is relevant to the matters referred to in paragraph 6.5(a) above; and

(c)    any reasonable comments of Purchaser are taken into account in relation to matters referred to in paragraph 6.5(a) above.

6.6    Purchaser shall procure that Seller is as soon as reasonably practicable sent a copy of any communication from any Taxation Authority insofar as it relates to the Pre-Closing Tax Documents or related Taxation affairs of the Sale Companies.

Straddle Period

6.7    Subject to paragraph 6.1, Purchaser or its duly authorised agents shall (at the Sale Companies’ sole cost and expense):

(a)    prepare, submit and deal with (or procure the preparation and submission of and dealing with) all computations and returns relating to Taxation; and

(b)    prepare and deal with all other matters which relate to the computations and returns detailed in paragraph 6.7(a) above, including correspondence,

in respect of the accounting period (“Straddle Period”) in which Closing takes places (“Straddle Period Tax Documents”); and

(c)    deal with all other matters which relate to Taxation including, without limitation, any correspondence, enquiry, dispute, negotiation or settlement involving a Taxation Authority in respect of the Straddle Period.

6.8    To the extent that any liability which may arise pursuant to paragraph 1 or in respect of the Tax Warranties may be affected, Purchaser shall procure that:

(a)    Seller is kept fully informed of the progress of all matters relating to the Taxation affairs of the Sale Companies in relation to the Straddle Period;

(b)    Seller receives copies of all written correspondence to, or from, any Taxation Authority insofar as it is relevant to the matters referred to in paragraph 6.8(a) above;

(c)    Seller receives drafts of any of the Straddle Period Tax Documents which are to be submitted within a reasonable period of time considering the nature of the document. If a time limit in relation to the submission of any of the Straddle Period Tax Documents, Purchaser shall ensure that Seller receives the relevant Straddle Period Tax Documents no later than twenty (20) Business Days before the expiry of the time limit; and

(d)    Any reasonable comments of Seller are taken into account and incorporated into any documentation in relation to such matters provided that Seller’s comments are received no later than fifteen (15) Business Days after the draft Straddle Period Tax Documents have been received by the Seller pursuant to paragraph 6.8(c).

6.9    Notwithstanding any other provision in this paragraph 6 and save always as may be required by law, Purchaser shall not and shall procure that no member of the Purchaser Group or any of its directors, employees or agents shall, without the prior written consent of Seller (not to be unreasonably withheld or delayed), submit any correspondence or return or send any other document to a Taxation Authority where any member of the Purchaser Group or any of its directors, employees or agents is aware or could reasonably be expected to be aware that submitting such correspondence or return or sending such document or doing such other thing will or is likely to:

(a)    give rise to, or increase, a Tax Claim under this Agreement; or

(b)    otherwise materially adversely affect the Taxation position of any member of the Seller Group;

without first affording Seller a reasonable opportunity to comment thereon and without taking account of and incorporating any reasonable comments received.

6.10    For the avoidance of doubt:

(a)    where any matter relating to Tax gives rise to a Tax Claim, the provisions of paragraph 7 shall take precedence over the provisions of this paragraph 6;

(b)    the provisions of this paragraph 6 shall not prejudice the rights of Purchaser to make a Tax Claim under this Agreement in respect of a Liability for Taxation.

6.11    Purchaser shall provide (and shall procure that the Sale Companies provide) Seller or any member of the Seller Group with such information and assistance, including without limitation such access to its books, accounts and records, which Seller or any member of the Seller Group may reasonably require for the purpose of preparing or submitting any Tax returns in respect of accounting periods ending on or before Closing or which relate to any extent to a period before Closing or any Event occurring on or before Closing or any related computations, notices, claims, elections, documents or correspondence.

7.    Conduct of Claims

7.1    If the Sale Companies or Purchaser receives or becomes aware of a Tax Claim which it reasonably considers may result in Seller becoming liable to make a payment under paragraph 1 or in respect of the Tax Warranties the Purchaser shall, as soon as reasonably practicable (in any event within ten (10) Business Days) of receiving or becoming aware of a Tax Claim, give notice of the Tax Claim to the Seller, such notice to include reasonably sufficient details of such Tax Claim, the due date for any payment and the time limits for any appeal and, so far as practicable the amount of any claim or intended claim against Seller under this Agreement.

7.2    In relation to any Tax Claims notified to Seller pursuant to paragraph 7.1 and subject to paragraph 7.3, Purchaser shall, and shall ensure that the Sale Companies will, take any action Seller may reasonably request to avoid, dispute, resist or compromise the Tax Claim if Seller has indemnified the Purchaser and the Sale Companies against any additional Tax and costs and expenses which Purchaser or Sale Companies may reasonably and properly incur in connection with the taking of action pursuant to this paragraph.

7.3    Seller shall have conduct of and shall manage any Tax Claim upon the following terms or such other terms which Purchaser and Seller may specifically agree in writing:

(a)    all written communication pertaining to the Tax Dispute which are transmitted to the relevant Taxation Authority shall be copied to Purchaser; and

(b)    Seller shall keep Purchaser informed of the material progress of any Tax Dispute.

7.4    Seller’s rights under paragraph 7.3 shall cease and Purchaser shall be free to reasonably settle, compromise or deal with any Tax Claim and/or Tax Dispute if Seller notifies Purchaser or the Sale Companies to the effect it no longer wishes to pursue the Tax Dispute.